Exhibit 99.5

The Honourable Jim Reiter Deputy Premier and Minister of Finance

Statement from the Minister

On behalf of the Government of Saskatchewan, I am pleased to table the 2026-27 Provincial Budget and documents for public discussion and review.

The 2026-27 Budget, Protecting Saskatchewan, prioritizes protecting the areas that matter most to Saskatchewan residents. Protecting Saskatchewan means protecting our economy and jobs, health care, communities and students, while ensuring Saskatchewan remains among the most affordable provinces in the nation for families and residents. Saskatchewan’s financial plan in this book outlines the Government of Saskatchewan’s investments for the fiscal year starting April 1, 2026, and ending March 31, 2027.

Protecting Saskatchewan is about putting Saskatchewan residents first. Our province will continue to weather the current economic uncertainty created by tariffs and the realignment of world trade relationships while making investments in key priority areas. The technical papers submitted as part of this budget detail many important aspects of how this budget protects the residents of Saskatchewan for the coming year. This includes Saskatchewan’s fiscal outlook, capital plan, revenue initiatives and tax expenditures.

The 2026-27 Budget was developed with protecting Saskatchewan at the core of every decision. There is no doubt we faced challenges creating this budget, but it is a budget that delivers on commitments our government has made to the people of Saskatchewan to deliver significant affordability relief while continuing to protect our strong and growing economy.

The 2026-27 Budget is part of a suite of documents designed to ensure the government is accountable for the transparent, effective and efficient use of public resources. Further information on the investments in this year’s budget and other important financial documents are available on saskatchewan.ca/budget

The Honourable Jim Reiter

Deputy Premier and Minister of Finance

Table of Contents

Statement from the Minister

Protecting Saskatchewan	4

Technical Papers

Fiscal Outlook	15

The Saskatchewan Economy	30

Revenue Initiatives	40

Saskatchewan’s Tax Expenditures	44

Saskatchewan Capital Plan	49

Borrowing and Debt	54

2026 Intercity Comparison of Taxes, Utilities and Housing	59

2025-26 Budget Update Third Quarter	65

Budget Financial Tables

Budget	69

Statement of Accumulated Operating Deficit	70

Statement of Change in Net Debt	70

Schedule of Pension Liabilities	71

Schedule of Capital Assets	71

Schedule of Gross Debt	72

Schedule of Revenue	73

Small Modular Reactor Investment Fund	74

Glossary of Financial Terms	75

Protecting Saskatchewan PROVINCIAL BUDGET – 2026-27

Saskatchewan is strong, but tariffs, and the realignment of world trade relationships, as well as conflict in the Middle East, have created a climate of global economic uncertainty. Every province in Canada has been affected and Saskatchewan is not immune. More demands and fewer resources to address them have undoubtedly put pressure on our finances.

Despite these challenges, Saskatchewan’s strong and diverse economy means that we are better positioned than most other provinces to weather this current storm.

But it is a challenge, and this difficult climate left us with a choice – a choice to cut services, to raise taxes or to protect Saskatchewan.

We chose to protect Saskatchewan.

The 2026-27 Budget is:

Protecting our economy and jobs

Protecting families by reducing taxes

Protecting patients by improving access and putting patients first

Protecting SaskPower customers by keeping our province carbon tax-free

Protecting communities by hiring more police officers

Protecting vulnerable individuals with mental health and addictions challenges

Protecting communities from wildfires

Protecting our education system, students and schools

Protecting our agriculture sector, farmers and ranchers

Protecting drivers by making our highways safer

Protecting firearms owners

Protecting your cybersecurity

4	2026-27 Budget | Protecting Saskatchewan

Saskatchewan is well-positioned to weather the current storm.

We have one of the fastest growing economies in Canada.

We have the lowest unemployment rate.

We led the nation in growth in housing starts last year.

The majority of what we produce and export remains exempt from U.S. tariffs.

We have one of the highest percentage of exports with countries other than the U.S. of any province in Canada.

We continue to diversify our trade, having increased our exports to countries other than the U.S. in 2025 and recently signing important trade deals with India and China.

Saskatchewan will find its way through the current economic instability and come out stronger than ever.

But in the immediate term, our government has made the choice to protect Saskatchewan people from service cuts, to protect Saskatchewan families from tax increases and to protect Saskatchewan.

Affordability

In total, government is providing approximately $2.5 billion in annual affordability measures built into this year’s budget, including;

Tax credits

The 2026-27 Budget builds on the commitments made in The Saskatchewan Affordability Act by implementing the second year of our four-year commitment to lowering income taxes. The personal, spousal, equivalent-to-spouse, and child tax exemptions, as well as the seniors’ supplement, will increase by $500 each again this year, and the Saskatchewan Low-income Tax Credit will be increased by another 5 per cent, all over and above annual indexation, providing significant affordability relief for everyone in Saskatchewan.

The Saskatchewan Affordability Act tax credit enhancements and indexation are providing approximately $200 million in additional tax savings this year.

Major affordability tax credits include:

•	$194 million for the Saskatchewan Low-Income Tax Credit;

•	$54 million for the Disability Tax Credit;

•	$12 million for the Caregiver Tax Credit;

•	$8 million for the Active Families Benefit; and,

•	$3 million for the Fertility Treatment Tax Credit.

Housing

•	$15 million for the Home Renovation Tax Credit;

•	$13 million for the First-Time Home Buyer’s Tax Credit;

•	$21 million for the Saskatchewan Housing Benefit;

•	$4 million for the Rental Housing Supplement;

•	$16 million for the PST Rebate on New Home Construction; and,

•	$17 million for the Secondary Suite Incentive.

Protecting Saskatchewan | 2026-27 Budget	5

Health care

•	$419 million for the Saskatchewan Prescription Drug Plan;

•	$60 million for the Saskatchewan Aids to Independent Living;

•	$46 million for the Supplementary Health Program;

•	$3 million for the Family Health Benefits; and,

•	$25 million for the Senior Citizens’ Ambulance Assistance Program.

Income assistance

•	$271 million for Saskatchewan Income Support;

•	$328 million for Saskatchewan Assured Income for Disability;

•	$22 million for the Seniors’ Personal Care Home Benefit; and,

•	$37 million for the Seniors Income Plan.

Advanced education

•	$68 million for the Graduate Retention Program; and,

•	$9 million for the Saskatchewan Advantage Scholarship.

Carbon tax savings

Removing the federal carbon tax charge on SaskPower customers continues in 2026-27, saving Saskatchewan residents, farms, hospitals, schools and businesses a combined estimated $500 million on their electricity bills this year.

Protecting our economy and jobs

Despite significant economic uncertainty around the world, Saskatchewan’s economy remains strong and this budget makes significant investments to protect that growth into the future.

The 2026-27 Budget provides funding for workforce development programs that support unemployed and underemployed individuals, including:

•	Training for adult essential skills to provide people with foundational skills and abilities;

•	Post-secondary institution training for in-demand occupation areas such as health care, construction, mining and manufacturing;

•	Pre-employment programs and services such as work placement opportunities and career counseling;

•	Support for persons with disabilities to transition into the workforce;

6	2026-27 Budget | Protecting Saskatchewan

•	Increasing the Apprentice Training Allowance to ensure funding is available for apprentices training away from their home community;

•	An additional 300 apprenticeship training seats to increase the total number of training seats to 5,300;

•	Increased funding for Regina and Saskatoon Skills and Trades Centres, allowing three more training courses per year; and,

•	Increasing funding for the Labour Market Transfer Agreement with the federal government to protect Saskatchewan workers and businesses from tariff impacts.

Supporting businesses

Saskatchewan businesses are at the heart of our economy and this budget provides ongoing supports to help them continue to thrive in our province, including:

•	Maintaining the small business tax rate permanently at one per cent, benefitting more than 35,000 small businesses and saving them over $50 million in corporate income taxes annually;

•	The Small and Medium Enterprise Investment Tax Credit, which helps Saskatchewan businesses expand their operations and create good jobs;

•	Increasing the market trigger prices on Crown Timber Dues to help improve forestry sector competitiveness; and,

•	Extending the High Water-Cut Oil Well Program for another five years to encourage more investment in the oil and gas sector.

Our province’s stable business climate positions us well to attract new investments. Businesses, large and small, have confidence in our province’s future. Currently there are 59 large-scale projects in planning or underway such as BHP’s Jansen potash project and Louise Dreyfus Company’s pea processing facility. This means more jobs, a broader tax base and a more diverse economy.

To advance Saskatchewan’s innovation ecosystem, the budget delivers funding for:

•

Enhancements to the Research and Development Tax Credit program, which will benefit over 2,700 companies annually by providing $41 million in annual tax credit benefits to companies investing in innovation;

•	The Innovation and Science Fund, which supports high-impact research in priority sectors – including agriculture, life sciences, energy and mining and critical minerals; and,

•	The Saskatchewan Technology Startup Incentive, which has been expanded to include eligible life sciences to broaden opportunities for innovation-driven growth.

Infrastructure

The 2026-27 Budget continues to invest in much needed infrastructure to support our growing province. Over the next four years, the government will invest $17.5 billion in capital projects around the province. This includes improvements to health facilities, schools, municipality infrastructure, highways and roads, provincial parks and many others.

Saskatchewan’s Crown sector will also see the largest multi-year commitment in the sector’s history.

Protecting Saskatchewan | 2026-27 Budget	7

This will ensure Saskatchewan residents receive reliable, quality services while supporting economic development in the province.

For a detailed overview of capital investments, read the Saskatchewan Capital Plan on page 49.

Agriculture

Saskatchewan’s agriculture sector is a significant driver of our economy, which is why the budget continues to protect the industry with:

•	Funding through the Sustainable Canadian Agricultural Partnership that supports strategic programs that strengthen the agri-food sector; and,

•	Continued investments through a suite of business risk management programs including Crop Insurance and AgriStability, ensuring Saskatchewan producers can access reliable coverage when they need it.

Highways

The 2026-27 Budget will upgrade Saskatchewan roads and highways to keep drivers safe and keep our province’s export-based economy connected to the world. Investments to transportation corridors will make them safer and more efficient.

This year, more than 850 kilometres of improvement to highways will occur, including:

•	Repaving Highway 2 north of Assiniboia;

•	Repaving Highway 16 from the Manitoba border to Churchbridge;

•	Continue twinning and corridor improvements on Highway 5 east of Saskatoon; and,

•	Complete passing lane projects on Highway 10 and Highway 17.

In addition, Northern Saskatchewan is receiving investments to highways and airports—keeping northern citizens, communities and industries connected.

The Government of Saskatchewan has taken proactive action to broaden the reach of our exports by establishing trade offices in key international markets and advancing new partnerships through trade missions. These efforts are delivering results as Saskatchewan products are now entering more global markets than ever before.

The 2026-27 Budget invests to protect Saskatchewan’s economy because we know that businesses create jobs, and new jobs are the reason we have the lowest unemployment rate and one of the fastest growing economies in Canada.

Economic highlights

$37 million to the Ministry of Agriculture for research to develop new technologies and conduct state-of-the-art research

One of the largest capital budgets in Saskatchewan history with more than a $4.3 billion investment in essential infrastructure

Highest credit rating among provinces

Lowest unemployment rate among provinces

$125 million for the Ministry of Immigration and Career Training to create workforce development programs

8	2026-27 Budget | Protecting Saskatchewan

Protecting health care

The 2026-27 Budget provides record health care funding that puts patients first by focusing on priority areas that directly impact patients, families and health care providers. Funding builds on the government’s commitment to ensure every resident has a primary care provider by 2028, strengthening emergency and critical health care and improving access by opening more entry points to see primary care providers.

The budget makes significant investments to continue the largest nurse practitioner expansion in provincial history, which will see thousands more patients connected with a primary care provider. Additionally, increased funding will allow independent nurse practitioner clinics to hire other health professionals to develop primary care teams that accept even more patients.

Health highlights

$636 million for health care capital

$98 million increase for hospital and acute system capacity and EMS initiatives

$29 million for the Health Human Resources Action Plan

$12 million for primary and preventative care initiatives

$9 million for seniors and continuing care

Access to primary care and timely surgeries are being improved through the stabilization of emergency departments, continuing the expansion of hospital bed capacity in Saskatoon, and augmenting critical care supports. Additional investments will continue addressing capacity for Saskatoon hospitals with 60 new permanent acute inpatient beds between Royal University and St. Paul’s Hospitals.

Substantial increases will support pediatric enhancements across Saskatchewan to ensure safe, sustainable care for critically ill and premature infants, and children requiring specialized services.

Support for innovative new pathways to connect patients with care is being provided through the further expansion of urgent care centres (UCC). Full completion of a new state-of-the-art UCC in Saskatoon, built in partnership with Ahtahkakoop Cree Developments, is expected to begin receiving patients later this year. This builds on the success of the province’s first UCC, opened in Regina in 2024. This year’s budget also supports ongoing planning for five new UCCs located in Moose Jaw, North Battleford, Prince Albert, Regina and Saskatoon.

This budget continues investing in health care capital to build essential facilities, such as hospitals and long-term care homes across the province. Major health infrastructure investments for 2026-27 include:

•	Ongoing construction of the new acute care tower at Prince Albert Victoria Hospital;

•	Construction of a new specialized long-term care facility in Regina and the replacement of the long-term care home in Grenfell;

•	Royal University Hospital’s ICU Expansion project;

•	Construction start for the Saskatchewan Cancer Agency Saskatoon Patient Lodge;

•	Retrofits for complex needs facilities; and,

•	Completion of the Saskatoon Urgent Care Centre; and new UCC planning.

Protecting Saskatchewan | 2026-27 Budget	9

Multiple Sclerosis patients will be better supported with a future comprehensive Regina-based MS Clinic offering specialized care closer to home, improving quality of life and long-term health outcomes.

Increased funding to the provincial Genetics and Metabolics Program will provide critical diagnostic and treatment pathways for individuals and families affected by complex or rare health conditions.

Mental health and addictions

Significant investments are being made to protect those facing mental health and addictions challenges by expanding access to mental health and addictions services.

This budget will invest in opening approximately 200 more addictions treatment spaces, fulfilling the government’s commitment to create 500 new spaces. It also provides funding for a new youth detox site,

Mental health and addictions highlights

$673 million for mental health and addictions, a targeted increase of $23 million

Funding for approximately 200 more addiction treatment spaces

$4 million for the Prince Albert Complex Needs Facility

$3 million for the complex needs facility and Compassionate Intervention Act programming in North Battleford support for individuals in their recovery journey, and aims to make the system easier to access so patients and families can receive the help they need.

Two new complex needs facilities in Prince Albert and North Battleford are being funded to assist individuals in crisis by providing a safe place to stabilize while being monitored for negative effects of drugs or alcohol.

Additionally, the first phase of The Compassionate Intervention Act will be operationalized, with an addiction treatment model used in rare cases where adults with severe and life-threatening addictions who are unable to ask for help will receive treatment.

Protecting communities

The 2026-27 Budget protects Saskatchewan communities by enhancing law enforcement efforts, increasing Municipal Revenue Sharing and supporting safer communities across the province.

This budget supports the Municipal Police Grant Program, so more frontline staff can provide assistance in communities. Other investments to protect communities include:

•	Increased funding for Saskatchewan RCMP operations, including First Nations policing;

•	Introducing the Small Town and Rural policing grant program that enables community-based policing efforts to respond to unique needs in rural communities;

•	Continuing to invest in the Saskatchewan Marshals Service, who have been operational since Spring 2025 and focus on provincial policing priorities; and,

•	Increased workforce capacity for Saskatchewan Highway Patrol to ensure our province’s roads remain safe.

10	2026-27 Budget | Protecting Saskatchewan

Community highlights

Increased funding of $50 million to support Saskatchewan RCMP and First Nations policing for a total of $310 million

Investing nearly $400 million in Municipal Revenue Sharing, a $30 million increase from last year’s budget

$190,000 to introduce the Small Town and Rural Policing Program

Investing $140 million in the Saskatchewan Public Safety Agency, an increase of $20 million

Doubling the Volunteer First Responders’ Tax Credit

The Saskatchewan Public Safety Agency will continue to provide protection for Saskatchewan communities during emergencies. They will receive additional funding in this year’s budget as part of a four-year commitment to purchase four re-purposed land-based airtanker aircraft.

The 2026-27 Budget enhances the Volunteer First Responders’ Tax Credit. Our government recognizes the risks volunteer firefighters, emergency medical personnel, and search and rescue teams face to protect the safety and well-being of people across Saskatchewan. This tax credit was initially introduced during the 2019-20 Budget and will be expanded this year by doubling the amount from $3,000 to $6,000.

We continue to invest in strengthening our provincial economy through increases in Municipal Revenue Sharing, as a portion of PST collected is reinvested in Saskatchewan communities. The 2026-27 Budget delivers another record amount for Municipal Revenue Sharing at nearly $400 million which is distributed back to Saskatchewan communities.

This budget delivers programs and services that will enhance our communities. These include funding for community grants, supporting the province’s creative industries and investments in the Royal Saskatchewan Museum.

Visitors to Saskatchewan provincial parks will continue to benefit from new and updated facilities through investments in parks infrastructure. Increased funding in the 2026-27 Budget will focus on replacing infrastructure lost to wildfires.

Protecting families and residents

The 2026-27 Budget continues to support Saskatchewan families and residents. Saskatchewan is the most affordable province to live in for a family of four in Canada.

Funding over the next three years for the Provincial Approach to Homelessness will support individuals by providing:

•	Predictable multi-year funding to municipalities to support community-led priorities and strategies;

•	Creating up to 40 new emergency shelter spaces at existing shelters based on demonstrated need; and,

•	Creating up to 60 new supportive housing spaces and adding more trusteeship services to support individuals in transitioning to supportive housing.

The budget delivers programs and services to support our province’s most vulnerable and funding for the Saskatchewan Housing Benefit will make renting more affordable for eligible renters.

Protecting Saskatchewan | 2026-27 Budget	11

Community-based organizations will receive a two per cent increase in funding to deliver services to Saskatchewan residents and families to achieve a better quality of life.

The 2026-27 Budget provides more funding for Saskatchewan Income Support clients by adding a $1,000 one-time per household utility arrears repayable benefit to ensure clients can remain successfully housed.

In addition, Saskatchewan Assured Income for Disability residential support benefits will increase 10 per cent each year for the next three years.

Our government recognizes the hardship individuals face when they experience interpersonal violence. That is why this year’s budget continues to make investments for impacted individuals including:

•	Individuals in the Seeking Safety Program will see their monthly income double; and,

•	Funding for programs and services to enhance victim services, broaden housing supports, raise awareness of human trafficking, and improve access to legal and court-based resources.

Families and residents highlights
Community-basedorganizations will receive a two per cent increase Saskatchewanis the most affordable province for a family of four Doublingthe Active Families Benefit refundable tax credit

Protecting education

The 2026-27 Budget ensures Saskatchewan students and families have the opportunities they need to learn and grow.

We know that classroom complexity continues to be a challenge for student learning, which is why this budget provides for an additional 50 specialized support classrooms across the province again this year, bringing the total up to 108. The specialized support classroom model provides targeted assistance to help students in building stronger self-regulation skills so they are better able to focus and participate, enhancing educator capacity to better support all students.

To provide students with safe, modern learning spaces designed to support success today and in the future this year’s budget provides funding for three new schools and one major renovation project:

•	A new joint-use middle/high school in Martensville-Warman;

•	A new school in Shellbrook; and,

•	A major renovation of Esterhazy High School.

Funding is also being provided to support 20 new schools and three major renovations already underway. As well, funding for new relocatable classrooms will continue to help manage space pressures throughout our 27 school divisions.

The renewal of the child care agreement with the Government of Canada provides continuity for child care operators and supports Saskatchewan families in accessing affordable, high-quality early learning and child care.

The budget also includes funding for the further rollout of the National School Food Program which, alongside the provincial Child Nutrition Program, will enhance school food programs across the province.

12	2026-27 Budget | Protecting Saskatchewan

PreK-12 education highlights

$3.6 billion total investment in Prekindergarten to Grade 12 education, libraries and early learning and child care

$124 million in school capital

$426 million for early learning and child care

$12 million to support the provincial library system

$1 million to support literacy initiatives

Post-secondary

The 2026-27 Budget is working to protect students as they transition to post-secondary with increased funding to provide stability for post-secondary institutions, maintain affordability and expand training opportunities that connect students with future careers.

A new multi-year funding agreement will provide stability and predictability for our post-secondary institutions. This agreement provides post-secondary institutions three per cent increases to operating funding each year over four years, which means stable funding that supports student success.

The agreement also protects students through a commitment that limits annual tuition increases to a range of zero to a maximum of three per cent.

Investments in new training seats mean more doctors and nurse practitioners will be trained in Saskatchewan, strengthening our health care system.

Three new domestic health care training programs will begin this fall: respiratory therapy, occupational therapy and speech language pathology.

The physician assistant program launched last year will continue its implementation, and 32 continuing care assistant training seats are being added in La Ronge this year.

Key capital investments in post-secondary education include:

•	A continued space expansion for new domestic occupational therapy and speech language pathology programs at the University of Saskatchewan in Saskatoon;

•

Space expansion for the medical radiologic technology, medical laboratory technology, respiratory therapy, registered nurse and registered psychiatric nurse programs at Saskatchewan Polytechnic in Saskatoon and Regina;

Post-secondary education highlights

$119 million is being invested in student affordability, including $68 million for the Graduate Retention Program

An additional $24 million will support regular maintenance, upgrades and renewal projects to sustain infrastructure and improve learning environments for students

Investing nearly $15 million in the Western College of Veterinary Medicine

In total, Saskatchewan has invested over $1.6 billion in post-secondary institutions and student supports in the past two years

Protecting Saskatchewan | 2026-27 Budget	13

•	Renovations and relocation for the University of Regina’s Faculties of Nursing and Social Work in Saskatoon; and,

•	Expansion of the welding, metal fabrication and machinist programs and introduction of a millwright program at Saskatchewan Polytechnic’s Regina campus.

Protecting Saskatchewan’s strong financial position

Saskatchewan continues to have among the strongest provincial finances in Canada and this budget ensures that will continue.

The 2026-27 Budget continues the Government of Saskatchewan’s focus on responsible fiscal management by investing in key priorities while not raising taxes or cutting services for the people of Saskatchewan. In the short term, this means running a deficit in order to protect what matters most to Saskatchewan residents.

This budget charts a path to balance with a commitment to ensure expenditure growth does not outpace our revenue over the long-term in order to strengthen the province’s fiscal position and ensure that we can continue to deliver the high-quality infrastructure and services Saskatchewan residents deserve for years to come.

Our government has made significant investments over the last number of years to replace aging infrastructure and to increase workforce capacity to deliver the vital services required to meet the challenges of record population growth. We now need to ensure those services are sustainable for the long-term for those who need them, when and where they need them.

We are taking responsible steps to ensure government continues to operate within its means. As part of that we will be managing the size of our workforce through attrition. As retirements and voluntary departures occur over the next two years, we will carefully review each vacancy to determine whether it must be filled, allowing us to right-size our workforce by three per cent without eliminating any filled positions and without compromising front-line service. By focusing on operational efficiencies rather than job cuts, we will reduce expenses while maintaining the high-quality service Saskatchewan people expect.

The Government of Saskatchewan is also committed to reviewing all programs to ensure efficiencies and outcomes are being maximized. The government will also evaluate economic growth-focused revenue initiatives to ensure that our province’s tax structures are modern, simplified and effective at facilitating economic growth and diversification.

The 2026-27 Budget demonstrates the Government of Saskatchewan’s commitment to maintaining a strong economy, controlling spending, maintaining services, continuing to lower taxes and delivering services in a sustainable manner.

For more information on how the 2026-27 Budget is protecting Saskatchewan, and to view Government of Saskatchewan ministry budget news releases and all budget materials, please visit saskatchewan.ca/budget

14	2026-27 Budget | Protecting Saskatchewan

Fiscal Outlook

Overview

The Saskatchewan Provincial Budget consolidates the fiscal activities of all organizations controlled by the Government of Saskatchewan, including Government Service Organizations (GSOs), Government Business Enterprises (GBEs), and government partnerships. Consolidation follows standards established by the Public Sector Accounting Board.

GSOs—such as ministries, the Saskatchewan Health Authority, and boards of education—deliver public services and are supported by government grants and their own externally generated revenue.

Their budgets are consolidated and adjusted for accounting policy differences, inter-organizational transactions, and varying fiscal year-ends. GSO revenue is grouped into taxation, non-renewable resources, other own-source, and federal transfers, while GSO expenses are presented across 11 functional themes.

GBEs, including Saskatchewan’s commercial Crown corporations, operate on a self-sustaining basis and generate revenue primarily through the sale of goods and services to external customers.

Their financial results are incorporated into the budget as net income from GBEs, representing the government’s share of their net earnings or losses.

For 2026-27, the Saskatchewan Budget projects a deficit of $819 million.

This outlook is shaped by the government’s commitment to make strategic investments in essential services and infrastructure, support affordability for Saskatchewan residents, and to sustain the conditions needed for strong economic growth.

The medium-term outlook outlines the sustainable and achievable targets for revenue and expense growth from 2026-27 to 2030-31. Priority areas of focus for the government actions needed over this period to keep the province on an improving fiscal trajectory include workforce adjustments, program reviews and economic growth-focused revenue initiatives. A strong and growing economy combined with prioritized expenditures on core public services will enable the province to return to fiscal balance.

Revenue

The revenue outlook in the budget includes all tax and other revenue measures presented in the budget as well as changes to provincial fees announced in advance of the budget.

The 2026-27 Budget projects total revenue of $21.4 billion, which is a $361 million increase, or 1.7 per cent, from the 2025-26 Budget.

Increased revenue is driven primarily by gains in provincial sales tax (PST) and federal transfers reflecting Saskatchewan’s growing population and strong economic conditions. These budget-over-budget increases help to provide a consistent foundation for maintaining critical government programs and services.

Financial overview

	Actual	Budget	Forecast	Budget
(millions of dollars)	2024-25	2025-26	2025-26	2026-27

Revenue	20,856.0	21,056.1	20,803.5	21,416.9

Expense	21,104.8	21,043.9	22,014.0	22,236.3

Operating surplus (deficit)	(248.9)	12.2	(1,210.5)	(819.4)

Totals may not add due to rounding.

Fiscal Outlook | 2026-27 Budget	15

2026-27 Revenue

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Taxation	9,923.0	10,449.5	10,296.3	10,693.2	243.7	2.3

Non-renewable resources	2,573.7	2,699.4	2,692.2	2,567.5	(131.9)	(4.9)

Net income from government business enterprises	784.6	705.2	349.4	642.9	(62.3)	(8.8)

Other own-source	3,782.5	3,265.0	3,448.1	3,345.7	80.7	2.5

Transfers from the federal government	3,792.3	3,937.0	4,017.5	4,167.6	230.6	5.9

Total Revenue	20,856.0	21,056.1	20,803.5	21,416.9	360.8	1.7

Totals may not add due to rounding.

Taxation

Taxation revenue for 2026-27 is budgeted at $10.7 billion, accounting for 49.9 per cent of total revenue. This represents an increase of $244 million, or 2.3 per cent, from the 2025-26 Budget. The budget-over-budget change reflects mainly flat revenue across all tax categories, with growth in PST and personal income tax (PIT) revenue being the exceptions.

PST revenue is forecast at $3.5 billion, an increase of $217 million, or 6.5 per cent, from the previous budget. This growth is driven by a combination of continued population gains, steady consumer spending, and sustained strong levels of construction and business investment activity.

PIT revenue is projected at $3.4 billion, an increase of $50 million, or 1.5 per cent, from the 2025-26 Budget. This reflects continued employment growth and growth in wages and compensation, which is partially offset by the ongoing multi-year significant enhancements of tax credits introduced in The Saskatchewan Affordability Act.

The other taxation revenue category is projected to decrease to $724 million, down $18 million, or 2.4 per cent, from the 2025-26 Budget. The decrease is mainly driven by lower Tobacco tax revenue associated with increased contraband tobacco activity. The 2026-27 Budget announces amendments to the corporation capital tax (CCT), including a reduction on the rate applied to Crown corporations in 2026-27 and the elimination of the CCT on Crown

2026-27 Taxation revenue

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Corporation income	1,439.5	1,658.5	1,658.5	1,649.4	(9.1)	(0.5)

Fuel	497.0	519.7	502.7	512.4	(7.3)	(1.4)

Personal income	3,349.5	3,382.1	3,319.5	3,432.1	50.0	1.5

Property	807.8	816.1	819.7	826.7	10.6	1.3

Provincial sales	3,139.6	3,331.3	3,291.3	3,548.7	217.4	6.5

Other taxation	689.6	741.8	704.6	723.9	(17.9)	(2.4)

Total Taxation	9,923.0	10,449.5	10,296.3	10,693.2	243.7	2.3

Totals may not add due to rounding.

16	2026-27 Budget | Fiscal Outlook

Chart 1: Composition of 2026-27 revenue

corporations effective April 1, 2027—this change is net neutral on the Summary Financial Statements bottom-line—and a two percentage point increase to the CCT rate applied to large financial institutions—this change is expected to increase CCT revenue by approximately $40 million annually.

Corporate income tax (CIT) revenue is budgeted at $1.6 billion, a decrease of $9 million budget-over-budget. The decline reflects expectations for lower prior-year adjustment payment in 2026-27.

Non-renewable resources

Non-renewable resources revenue for 2026-27 is projected at $2.6 billion, representing 12.0 per cent of total revenue. This reflects a decrease of $132 million, or 4.9 per cent, from the 2025-26 Budget. The overall outlook is shaped by lower oil revenue, partially offset by higher potash revenue and stable uranium revenue.

Oil and natural gas revenue is forecast at $721 million, a decrease of $347 million, or 32.5 per cent, from the 2025-26 Budget. The decline reflects significantly lower forecasted oil prices and production levels as compared to the prior budget, partially offset by a lower exchange rate forecast.

Potash revenue is projected at $941 million, an increase of $221 million, or 30.7 per cent, budget-over-budget. The improvement is driven by higher expected average netback prices and increased sales levels in 2026-27.

Uranium revenue is forecast at $276 million, representing a budget-over-budget decline of $14 million, or 5.0 per cent, largely reflecting higher capital investments which lower profit-based royalties.

Resource surcharge revenue is budgeted at $524 million, remaining essentially unchanged from the 2025-26 Budget. Lower oil prices and volumes are largely offset by higher netback potash prices and sales.

Other non-renewable resources revenue—including coal, precious metals, mineral disposition public offerings, and other fees—is projected at $106 million, an improvement of $11 million, or 11.8 per cent, from the previous budget, reflecting expected activity levels across the sector at levels similar to the 2025-26 third quarter report.

Fiscal Outlook | 2026-27 Budget	17

2026-27 Non-renewable resources revenue

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Oil and natural gas	1,151.6	1,067.7	828.8	721.0	(346.7)	(32.5)

Potash	604.1	720.0	931.3	940.9	220.9	30.7

Resource surcharge	529.5	526.9	570.4	524.0	(2.9)	(0.6)

Uranium	191.5	290.2	255.7	275.8	(14.4)	(5.0)

Other NRR	96.9	94.6	106.0	105.8	11.2	11.8

Total Non-Renewable Resources	2,573.7	2,699.4	2,692.2	2,567.5	(131.9)	(4.9)

Totals may not add due to rounding.

Resource forecast assumptions and sensitivities

The 2026-27 Budget incorporates the average of private-sector forecasts for global economic growth, commodity prices, and the Canadian dollar—key external factors that significantly influence non-renewable resources revenue.

The revenue outlook is subject to several risks, including volatility in global commodity markets, geopolitical developments, exchange rate movements, and potential supply chain or transportation disruptions. These factors can materially influence both commodity prices and production levels, and therefore the value of Saskatchewan’s non-renewable resource revenues.

For 2026-27, the West Texas Intermediate (WTI) oil price is assumed to average US$59.75 per barrel, reflecting a lower price environment compared to the 2025-26 Budget. A significant portion of

Non-renewable resource forecast assumptions (fiscal year)

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Oil

WTI oil price (US$/barrel)	74.49	71.00	61.69	59.75	(11.25)	(15.8)

Light-heavy differential (% of WTI)	14.0	15.0	13.7	14.7	(0.3)	(2.0)

Well-head oil price (C$/barrel)[1]	82.21	80.09	66.35	62.92	(17.17)	(21.4)

Production (million barrels)	163.1	166.9	160.3	165.7	(1.2)	(0.7)

Potash

Price (netback, US$/KCl tonne)	233	239	271	289	50	20.9

Sales (million KCl tonnes)	24.9	24.9	25.1	25.5	0.6	2.4

Uranium

Price (realized, US$/U3O8 pound)	54.75	57.11	59.56	60.73	3.62	6.3

Sales (kt U3O8)[2]	16.1	17.4	17.2	16.2	(1.2)	(6.9)

Currency Canadian dollar (US cents)	71.9	70.4	72.0	72.7	2.3	3.3

1 The average price per barrel of Saskatchewan light, medium and heavy oil.

2 Uranium sales are estimated in kilotonnes (kt), the conversion rate is 1 kt : 2,204,600 pounds.

18	2026-27 Budget | Fiscal Outlook

Chart 2: Reliance on Non-renewable resource revenue

Source: Ministry of Finance

f–forecast, b–budget

Saskatchewan’s oil production continues to trade at a discount to WTI due to its heavier quality, and the light-heavy differential is expected to remain stable budget-over-budget at 14.7 per cent. This assumption reflects current North American supply dynamics and available pipeline capacity.

Key sensitivities for 2026-27 include:

•	A US$1 per barrel change in WTI oil price affects oil revenue by $16 million.

•	A US$10 per KCl tonne change in the netback potash price affects potash revenue by $54 million.

•	A 1 US cent change in exchange rate affects total non-renewable resource revenue by $44 million (inverse relationship).

These variables underscore the significant influence of external conditions on Saskatchewan’s non-renewable resources revenue.

Reliance on non-renewable resources revenues

Non-renewable resources revenue accounts for 11.5 per cent of total expense in the 2026-27 Budget, which is under the targeted ceiling of 15 per cent deemed prudent and sustainable for fiscal planning purposes.

Net income from Government

Business Enterprises

GBE net income is budgeted at $643 million in 2026-27, representing 3.0 per cent of total revenue. This reflects a decrease of $62 million, or 8.8 per cent, compared to the 2025-26 Budget.

The budget-over-budget decline is driven primarily by a $145 million change in consolidation adjustments, reflecting the timing of financial transactions.

Fiscal Outlook | 2026-27 Budget	19

2026-27 Net income from Government Business Enterprises

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Liquor and Gaming Authority	272.2	246.6	235.8	235.7	(10.9)	(4.4)

Lotteries and Gaming Saskatchewan	224.5	201.2	233.8	220.7	19.5	9.7

Municipal Financing Corporation	0.7	1.2	0.6	0.8	(0.4)	(33.3)

Saskatchewan Auto Fund	(198.0)	(230.8)	(141.8)	(242.5)	(11.7)	5.1

Saskatchewan Government Insurance	43.2	90.0	66.4	102.7	12.7	14.1

Saskatchewan Power Corporation	75.7	126.3	(186.6)	138.4	12.1	9.6

Saskatchewan Telecommunications Holding Corporation	82.2	116.6	100.6	78.8	(37.8)	(32.4)

Saskatchewan Water Corporation	8.6	6.0	7.9	7.4	1.4	23.3

SaskEnergy Incorporated	90.5	42.5	68.8	181.9	139.4	328.0

Workers’ Compensation Board	190.7	(10.9)	15.5	(52.5)	(41.6)	381.7

Consolidation Adjustments	(5.8)	116.5	(51.6)	(28.5)	(145.0)	(124.5)

Total GBE Net Income	784.6	705.2	349.4	642.9	(62.3)	(8.8)

Totals may not add due to rounding.

Lower net income is forecast for the Workers’ Compensation Board, reflecting changes in premium revenue and investment income assumptions, and for Saskatchewan Telecommunications Holdings Corporation, reflecting evolving market conditions and operating pressures within the telecommunications sector.

These decreases are partially offset by higher net income projections for SaskEnergy Incorporated, supported by improved operating results and a large one-time recognition of customer contributions from projects coming online in 2026-27. Additionally, Lotteries and Gaming Saskatchewan net income continues to show strength in gaming activity as a result of favourable economic conditions.

Saskatchewan Power Corporation’s net income is forecast to be $138 million in 2026-27, a $12 million improvement budget-over-budget. SaskPower’s net income forecast reflects the change to CCT rates as well as the market and government policy assumptions as detailed in the publicly released January 2026 rate application to the Saskatchewan Rate Review Panel.

Other own-source

Other own-source revenue is budgeted at $3.3 billion in 2026-27, representing 15.6 per cent of total revenue. This is a year-over-year increase of $81 million, or 2.5 per cent, from the 2025-26 Budget.

Investment income is projected at $517 million, an increase of $232 million from the 2025-26 Budget. The increase is primarily driven by the timing and treatment of a large one-time financial transaction included in the budget forecast, which affects the budget-over-budget comparison but does not reflect an ongoing change in underlying operations.

Additional increases include a budget-over-budget increase of $70 million, or 11.6 per cent, in Miscellaneous revenues—reflecting levels similar to the 2025-26 third quarter report—and $137 million, or 10.3 per cent, in fees revenue. This category of revenue includes all fees, charges, and penalties collected across all GSOs and is reflecting continued economic and population growth. Fees revenue growth is primarily driven by higher utilization across government programs and services, including areas such as supportive care settings

20	2026-27 Budget | Fiscal Outlook

2026-27 Other own-source revenue

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Fees	1,435.9	1,321.7	1,391.4	1,458.2	136.5	10.3

Insurance	555.6	553.6	545.0	513.0	(40.6)	(7.3)

Investment income	370.5	284.9	299.6	516.7	231.8	81.4

Output-based performance standards	362.8	431.5	477.7	110.1	(321.4)	(74.5)

Transfers from other governments	81.7	69.2	70.5	73.5	4.3	6.2

Miscellaneous	976.1	604.1	663.9	674.2	70.1	11.6

Total Other Own-Source	3,782.5	3,265.0	3,448.1	3,345.7	80.7	2.5

Totals may not add due to rounding.

within the Saskatchewan Health Authority and rental revenue at the Saskatchewan Housing Corporation.

These increases in other own-source revenue are partially offset by lower revenue from the Output-Based Performance Standards (OBPS) Program as negotiations continue with the federal government regarding the future of Saskatchewan’s electricity sector. Collection of cash payments remains paused for facilities in the natural resources and industrial sectors pending the conclusion of federal-provincial negotiations.

Transfers from the federal government

Transfers from the federal government are budgeted at $4.2 billion in 2026-27, representing 19.5 per cent of total revenue. This reflects a year-over-year increase of $231 million, or 5.9 per cent, from the 2025-26 Budget, driven primarily by population and formula-driven growth in the major federal transfer programs.

On a budget-over-budget basis, revenue from the Canada Health Transfer and the Canada Social Transfer rises by $122 million and $28 million, respectively, as a result of Saskatchewan population share increases and legislated increases in the funding formulas.

Revenue from other federal transfers also increases by $80 million, largely due to ongoing federal-provincial negotiations on the future of Saskatchewan’s electricity sector.

Other factors include a higher federal share of AgriStability insurance and expanded activity under Early Years Learning and Child Care Agreements. These increases are partially offset by lower revenue from areas where federal-provincial programs are changing or winding down.

Overall, federal transfers continue to be a stable source of revenue for Saskatchewan, supporting key provincial priorities in health, education, child care, and agriculture.

2026-27 Transfers from the federal government

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Canada Health Transfer	1,563.6	1,634.4	1,674.5	1,756.7	122.3	7.5

Canada Social Transfer	508.0	520.5	533.4	548.8	28.3	5.4

Other transfers	1,720.6	1,782.1	1,809.6	1,862.1	80.0	4.5

Total Federal Transfers	3,792.3	3,937.0	4,017.5	4,167.6	230.6	5.9

Totals may not add due to rounding.

Fiscal Outlook | 2026-27 Budget	21

Chart 3: Composition of 2026-27 expense

Expense

Expense in the 2026-27 Budget is presented across 11 themes, consistent with the Saskatchewan Public Accounts. The expenses include all GSOs (and the proportionate share of partnerships) within the control of the Government of Saskatchewan.

Total expense for 2026-27 is budgeted at $22.2 billion, an increase of $1.2 billion, or 5.7 per cent, compared to the 2025-26 Budget. The year-over-year change reflects continued investment in priority programs and services, alongside higher utilization costs associated with population growth, and demand-driven pressures in key sectors.

Human service themes such as Health, Education, Social services and assistance, and Protection of persons and property together account for approximately 73 per cent of total expense in 2026-27, consistent with the historical share and reflective of the province’s continued focus on core services that support residents and communities.

Health is budgeted at $8.4 billion, or 37.9 per cent, of total expense.

The components of the health theme are the Ministry of Health, Saskatchewan Health Authority,

Saskatchewan Cancer Agency, eHealth, 3sHealth, health-sector affiliates, Saskatchewan Healthcare Recruitment Agency and Health Quality Council.

Health theme expense increases $416 million, or 5.2 per cent, from the 2025-26 Budget, primarily reflecting:

•	$191 million increase for system priorities including compensation, program utilization, and operating pressures at the Saskatchewan Health Authority and eHealth;

•	$98 million increase for acute care, including additional hospital beds and medical imaging, and support for surgical, pediatric, and emergency medical services;

•	$71 million increase for primary care, physician services and programs, and health human resources initiatives;

•	$29 million increase to the Saskatchewan Cancer Agency for additional drugs and therapies, as well as screening programs for cervical and lung cancer; and,

•	$27 million increase for continuing care and targeted mental health and addictions initiatives.

22	2026-27 Budget | Fiscal Outlook

2026-27 Expense reconciliation

	Actual 2024-25	Budget 2025-26	Forecast 2025-26	Budget 2026-27	Change from Budget
(millions of dollars)					Dollars	Per cent

Agriculture	1,762.6	1,597.6	1,317.5	1,687.1	89.5	5.6

Community development	828.4	858.4	856.7	902.0	43.6	5.1

Economic development	361.7	351.9	547.3	548.8	196.9	56.0

Education	4,374.8	4,428.1	4,531.6	4,649.3	221.2	5.0

Environment and natural resources	553.4	448.6	464.3	247.7	(200.9)	(44.8)

Financing charges	950.5	1,058.5	1,064.8	1,219.1	160.6	15.2

General government	589.9	642.2	698.7	716.1	73.9	11.5

Health	8,009.5	8,004.9	8,395.8	8,420.6	415.7	5.2

Protection of persons and property	1,166.7	1,094.8	1,486.5	1,168.0	73.2	6.7

Social services and assistance	1,807.1	1,842.2	1,919.9	1,929.3	87.1	4.7

Transportation	700.2	716.7	730.9	748.3	31.6	4.4

Total Expense	21,104.8	21,043.9	22,014.0	22,236.3	1,192.4	5.7

Totals may not add due to rounding.

Education is budgeted at $4.6 billion, or 20.9 per cent, of total expense.

The most significant components of the education theme are the Ministry of Education, Ministry of Advanced Education, Ministry of Immigration and Career Training, boards of education, Saskatchewan Polytechnic, regional colleges, Saskatchewan Student Aid Fund, Saskatchewan Apprenticeship and Trade Certification Commission and Saskatchewan Distance Learning Corporation.

Education theme expense increases $221 million, or 5.0 per cent, from the 2025-26 Budget.

The boards of education will receive an operating grant increase of $62 million, or 2.6 per cent, in the 2026-27 school year. This will support continued expansion of Specialized Support Classrooms, increasing by an additional 50 classrooms to a total of 108 across all 27 school divisions in 2026-27, as well as funding for enrolment growth and broader inflationary pressures facing the K–12 system.

The 2026-27 Budget also reflects a higher pension expense for the Saskatchewan Teachers’ Superannuation Plan. The 2026-27 Budget also reflects a $68 million increase in pension expense for the Saskatchewan Teacher’s Superannuation plan based on updated actuarial estimates of current-year benefits and long-term obligations of the plan.

The 2026-27 Budget also includes:

•	$34 million increase for Saskatchewan post-secondary institutions;

•	$12 million increase in child care funding, driven by additional support for federal-provincial child care agreements, and provincial child care programs; and,

•	$6 million increase for post-secondary programs which includes funding for expanding space for new occupational therapy and speech language pathology programs at the University of Saskatchewan.

Fiscal Outlook | 2026-27 Budget	23

Social services and assistance expense is budgeted at $1.9 billion, representing 8.7 per cent of total expense in 2026-27.

The most significant components of the social services and assistance theme are the Ministry of Social Services, Ministry of Government Relations, Saskatchewan Housing Corporation, and Saskatchewan Legal Aid Commission. Together, these organizations deliver essential programs and supports for individuals, families, and communities across the province.

Social services and assistance expense increases by $87 million, or 4.7 per cent, from the 2025-26 Budget, mostly reflecting:

•	$20 million increase primarily to meet commitments of the Provincial Approach to Homelessness and increase the Saskatchewan Housing Benefit;

•	$19 million to deliver programs and services that meet the needs of a growing number of children and youth with significant and complex needs in private treatment and extended family care;

•	$12 million to deliver residential and day programs to new and existing clients;

•	$12 million to increase monthly income assistance benefits by two per cent for Saskatchewan Income Support (SIS) and Saskatchewan Assured Income for Disability (SAID) starting May 2026; and,

•	$10 million to provide a two per cent lift to Community-Based Organizations (CBOs) that deliver programs on behalf of Disability, Child and Family, Housing, and Income Assistance service areas.

Agriculture expense is budgeted at $1.7 billion, representing 7.6 per cent of total expense in 2026-27.

The most significant components of the agriculture theme are the Saskatchewan Crop Insurance Corporation (SCIC), Ministry of Agriculture, Saskatchewan Agricultural Stabilization Fund, Prairie Agricultural Machinery Institute, and Prairie Diagnostic Services Inc. Together, these organizations support producers through insurance, research, programming, and diagnostic services that strengthen the resilience and competitiveness of the agricultural sector.

Agriculture theme expense increases by $90 million, or 5.6 per cent, from the 2025-26 Budget. The year-over-year increase is primarily within the SCIC and reflects a projected rise in AgriStability payments, consistent with program rules and long-term averages while being partially offset by lower crop insurance indemnities.

24	2026-27 Budget | Fiscal Outlook

Saskatchewan Crop Insurance Program

Saskatchewan Crop Insurance Corporation (SCIC) plays a vital role in the delivery of business risk management programs to Saskatchewan producers. Crop Insurance is a federal-provincial-producer cost-shared program that helps producers manage production and quality losses. Support for the program is provided by the governments of Canada and Saskatchewan under the Sustainable Canadian Agricultural Partnership.

SCIC manages funds with a long-term view, with premium revenue building funds in years of low losses to the program in order for the funds to flow back to producers in challenging years. In recent years, the program experienced elevated indemnity payouts, which significantly reduced reserve levels. While the 2025-26 third-quarter forecast marked an important shift—showing lower-than-expected indemnity expenses compared to earlier projections—2026-27 is expected to be a year in which premium revenue exceeds indemnities, allowing the fund to rebuild reserves.

The Crop Insurance Funds are comprised of prior years’ premium contributions from producers, provincial and federal governments. The budget outlines expected cost-shared premiums, along with anticipated indemnity payments. As a Government Service Organization (GSO), SCIC’s financial activity is included in the province’s consolidated results; however, only the provincial share of premiums represents a net cost to the Government of Saskatchewan. With approximately 76 per cent of program funding coming from producers and the federal government, the majority of financial transactions do not directly represent an impact to provincial taxpayers.

With existing reserves of approximately $1.3 billion, combined with continued premium contributions, SCIC remains on a sustainable financial path. The Crop Insurance Program is built to support producers in managing risk and making confident, forward-looking decisions. Reliable coverage not only strengthens individual operations but also contributes to the long-term economic growth of Saskatchewan’s agriculture sector.

Saskatchewan Crop Insurance Corporation (Crop Insurance Program)

(millions of dollars)	Budget 2025-26	Forecast 2025-26	Budget 2026-27

Crop Insurance Program

Producer premiums	494.0	481.7	448.8

Federal premiums	444.6	431.6	404.0

Provincial premiums	296.0	291.0	269.2

Other	5.8	8.8	19.2

Revenue	1,240.4	1,213.1	1,141.2

Indemnity payments	1,067.0	500.0	1,017.0

Private reinsurance	43.0	43.0	43.0

Expense	1,110.0	543.0	1,060.0

Annual program surplus	130.4	670.1	81.2

Ceding to government reinsurance reserves	74.1	72.3	—

Net crop insurance program surplus/(deficit)	56.3	597.8	81.2

Totals may not add due to rounding.

Fiscal Outlook | 2026-27 Budget	25

Financing charges are budgeted at $1.2 billion, representing 5.5 per cent of total expense in 2026-27.

This reflects an increase of $161 million, or 15.2 per cent, from the 2025-26 Budget. The budget-over-budget change is primarily driven by the province’s recent record-levels of capital spending, which requires continued investment in infrastructure across sectors such as transportation, health, education, and community facilities. As these capital projects progress, new borrowing is required to support construction timelines and cashflow needs.

Higher interest rates in global financial markets also contribute to the increase, as a portion of the province’s existing debt reaches maturity and must be refinanced at current market rates. These cost pressures reflect broader economic conditions rather than any change in the province’s borrowing strategy. Saskatchewan continues to follow a disciplined debt management approach, spreading out maturities, maintaining access to diverse investor markets, and taking advantage of favourable market opportunities when they arise.

Despite these increases, the province’s overall debt burden remains manageable and consistent with the long-term capital plan. Debt charges continue to represent a relatively small share of total expense, allowing Saskatchewan to make strategic infrastructure investments that support population growth and economic development while maintaining fiscal sustainability.

Protection of persons and property expense is budgeted at $1.2 billion, representing 5.3 per cent of total expense in 2026-27.

The most significant components of protection of persons and property theme are the Ministry of Community Safety; Ministry of Justice and Attorney General; Ministry of Labour Relations and Workplace Safety; Saskatchewan Public Safety Agency; Firearms

Secretariat; Victim’s Fund; and the Financial and Consumer Affairs Authority of Saskatchewan. It also includes three independent officers of the Legislative Assembly: Advocate for Children and Youth, Information and Privacy Commissioner, and Ombudsman and Public Interest Disclosure Commissioner.

Protection of persons and property expense increases by $73 million, or 6.7 per cent, from the 2025-26 Budget, mostly reflecting:

•	$50 million increase for the Royal Canadian Mounted Police for the Provincial Police Services Agreement and First Nations policing contracts;

•	$18 million increase for custody, supervision and rehabilitation services initiatives, including for custody facility operations, 24-hour custody facility health care, electronic monitoring program expansion, and a new inmate discipline program;

•	$9 million increase for police programs including municipal police grants and commitments, and a new small town and rural police grant program; and,

•	$5 million increase for the Saskatchewan Marshals Service.

Community development expense is budgeted at $902 million, representing 4.1 per cent of total expense in 2026-27.

The components of the community development theme are the Ministry of Government Relations; Ministry of Parks, Culture and Sport; Ministry of Education; Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation; Northern Municipal Trust Account; Provincial Capital Commission; Saskatchewan Arts Board; Saskatchewan Western Development Museum; Community Initiatives Fund; Saskatchewan Centre of the Arts; and the Provincial Archives of Saskatchewan. These organizations collectively support municipalities, cultural institutions, recreation, heritage assets, and community-based programming across the province.

26	2026-27 Budget | Fiscal Outlook

Community development expense increases by $44 million, or 5.1 per cent, from the 2025-26 Budget. The budget-over-budget change primarily reflects higher operating and grant requirements across the theme, driven by program demand, community-level funding pressures, and the annual profile of cultural, recreational, and municipal support programs.

The 2026-27 Budget also includes:

•	$31 million increase in First Nations gaming agreements to flow casino profits to First Nations development corporations; and,

•	$20 million increase in municipal revenue sharing agreements.

Transportation is budgeted at $748 million, representing 3.4 per cent of total expense in 2026-27.

The most significant components of this theme are the Ministry of Highways and portions of the Ministry of Government Relations, and the Transportation Partnerships Fund, which together support the construction, maintenance, operation, and safety of Saskatchewan’s transportation network.

Transportation expense increases by $32 million, or 4.4 per cent, from the 2025-26 Budget. The budget-over-budget change is driven by increases for amortization of newly completed highway projects, winter maintenance requirements, preservation and operations of the transportation system, and municipal revenue sharing.

General government expense is budgeted at $716 million, representing 3.2 per cent of total expense in 2026-27.

This theme is primarily comprised of portions of the Ministry of Finance; Ministry of Government Relations; Ministry of Highways; Ministry of Justice and Attorney General; and the Ministry of SaskBuilds and Procurement, along with the Office of Executive Council and the

Public Service Commission. These entities provide central policy, administrative and corporate services that support the overall operations of government.

General government expense increases by $74 million, or 11.5 per cent, primarily due to the centralization of funding for enterprise information technology from across government, which is a cost-neutral change across all expense themes, and higher pension-related costs.

Economic development is budgeted at $549 million, representing 2.5 per cent of total expense in 2026-27.

The most significant components of the Economic development theme are the Ministry of Energy and Resources; Ministry of Trade and Export Development; Ministry of SaskBuilds and Procurement; Ministry of Immigration and Career Training; Ministry of Environment; and the Ministry of Finance, along with portions of Saskatchewan Research Council, SaskBuilds Corporation, Innovation Saskatchewan, Tourism Saskatchewan, Creative Saskatchewan, Global Transportation Hub Authority, Crown Investments Corporation Separate, and the Saskatchewan Indigenous Investment Finance Corporation. These organizations collectively support resource development, immigration and workforce programming, trade and investment attraction, innovation initiatives, tourism, and major economic sector strategies across the province.

Economic development expense increases by $197 million, 56.0 per cent, from the 2025-26 Budget, mostly reflecting:

•	$175 million increase for Crown Investments Corporation to provide a Rate Affordability Grant to SaskPower in 2026-27, which will help ensure that electricity costs remain as low as possible for SaskPower customers;

•	$11 million increase for the refundable portion of the Research and Development Tax Credit, reflecting recent program enhancements and higher anticipated refundable claims; and,

Fiscal Outlook | 2026-27 Budget	27

•	$7 million increase for the Secondary Suite Incentive grant program due to higher-than-anticipated program uptake.

Environment and natural resources expense is budgeted at $248 million, representing 1.1 per cent of total expense in 2026-27.

This theme is comprised of portions of the Ministry of Environment and Ministry of Parks, Culture and Sport, as well as Water Security Agency, Commercial Revolving Fund, Saskatchewan Technology Fund, and portions of the Saskatchewan Research Council. Together, these organizations support environmental stewardship, water management, climate-related programming, conservation, and sustainable resource development across the province.

Environment and natural resources expense decreases by $201 million, or 44.8 per cent, from the 2025-26 Budget, mostly reflecting:

•	$175 million decrease for the discontinuation of the Clean Electricity Transition Grant to SaskPower; and,
•	$29 million decrease in Saskatchewan Technology Fund, reflecting updated expectations for project milestone progression under new and existing grant agreements.

Net debt

Net debt is a key indicator of the province’s overall fiscal position. It represents total liabilities minus the financial assets available to meet those obligations, and therefore reflects the future revenue required to pay for past services and investments.

Net debt-to-gross domestic product (GDP) ratio provides a measure of the province’s capacity to manage its debt relative to the size of the economy. A lower ratio indicates a stronger ability to generate the revenues needed to support public services while maintaining long-term fiscal sustainability.

Saskatchewan’s net debt position remains healthy and sustainable for 2026-27, supported by a diverse economy, disciplined financial management, and a commitment to maintaining prudent debt levels.

Chart 4: Net debt as a percentage of GDP (as at March 31, 2027)1

Sources: Net Debt: Jurisdictions most recent data (as of Feb 26, 2026).

GDP: SK - Average Private Sector forecast, Canada and other provinces - Signal49 Research fiscalized data (as of October 26, 2025).

1 Projections for March 31, 2027 where available. For MB, ON, QC, NB, PE and NL, latest projection is for March 31, 2026.

28	2026-27 Budget | Fiscal Outlook

The province’s fiscal plan continues to protect economic capacity for future generations.

Chart 4 shows the Province of Saskatchewan’s net debt-to-GDP ratio is forecast at 16.1 per cent at March 31, 2027. This remains among the lowest ratios in Canada and keeps Saskatchewan on track to meet its fiscal target of being a top-three performing province on net debt-to-GDP.

Medium term fiscal outlook

Saskatchewan’s fiscal plan balances the province’s ambitious Growth Plan objectives with responsible debt management, ensuring the net-debt-to-GDP ratio remains low. Despite a forecast deficit in 2026-27, Saskatchewan’s underlying fiscal position remains strong, supported by continued economic growth and diversification, population increases, and many new major industrial and natural resource investment projects. This growing economic base provides the flexibility needed to continue investing in priority areas such as health care, education, and community development.

The medium-term outlook outlines a clear targeted path to steadily improving the fiscal balance. As transitory pressures moderate and revenue growth returns to more historical average levels, the fiscal plan is anticipated to improve the annual operating balance over the outlook period.

Revenue is targeted to grow by an average of 4.1 per cent annually between 2026-27 and 2030-31—in-line with long-term historical averages—while expense is targeted to grow at 3.0 per cent annually over this period—in-line with the average of private-sector forecasters combined population and inflation growth rates for Saskatchewan.

Achieving the medium-term outlook targets will require government action, including workforce adjustments, program reviews and economic growth-focused revenue initiatives. A disciplined approach to expenditure management, combined with sustained constant economic growth, results in a fiscal trajectory that narrows the deficit and supports a return to fiscal balance over the long-term. Throughout the planning horizon, Saskatchewan maintains one of the lowest net-debt-to-GDP ratios among Canadian provinces, reflecting the province’s strong economic fundamentals and prudent fiscal management.

Chart 5: Outlook for net debt as a percentage of GDP (as at March 31)

Source: Net Debt-Ministry of Finance (FI); GDP-Statistics Canada (Actuals) or average of private sector forecasts extended with FI calculations f–forecast, b–budget

Medium term financial outlook

	Actual	Forecast	Budget	Target

	2024-25	2025-26	2026-27	2027-28	2028-29	2029-30	2030-31

Revenue	20,856.0	20,803.5	21,416.9	22,295.0	23,209.1	24,160.7	25,151.2

Expense	21,104.8	22,014.0	22,236.3	22,903.4	23,590.5	24,298.2	25,027.2

Operating Surplus (Deficit)	(248.9)	(1,210.5)	(819.4)	(608.4)	(381.4)	(137.5)	124.1

Totals may not add due to rounding.

Fiscal Outlook | 2026-27 Budget	29

The Saskatchewan Economy

Saskatchewan has a strong and growing economy supplying the world with much needed energy, mining and agricultural products. This ensures Saskatchewan is well positioned to navigate the current trade uncertainty in the global economy.

Saskatchewan’s economy will continue to grow in 2026. The momentum for ongoing growth in 2026 builds upon strong economic performance in 2025, supported by ongoing population growth, an expanding labour force, strong investment in commercial and residential construction and solid consumer spending.

Saskatchewan’s housing supply ramped up in 2025, with 6,150 new units to meet elevated demand, resulting in the highest housing starts growth among provinces at 42.4 per cent. Similarly, the labour market was particularly strong throughout 2025, hitting record high levels for labour force and employment, including full-time, female and male employment.

In 2025, Saskatchewan’s economy benefited from $19.7 billion in capital investment. This represents 13.8 per cent growth compared to 2024, the second highest growth among provinces.

As an export-oriented economy, Saskatchewan is particularly sensitive to the state of the global economy. In 2025, Saskatchewan recorded one of the highest ever values of goods exported at $43.5 billion.

Economic highlights

One of the fastest growing economies in the nation

•   1.6 and 2.0 per cent real GDP growth forecast for 2026 and 2027, respectively – the second fastest among provinces for both years.

Major capital investments underway

•   Almost $19.5 billion is expected in capital investment in 2026, the third highest in provincial history.

Housing starts at decade highs

•   Led all provinces in housing starts growth at 42.4 per cent in 2025 (6,150 units in total).

•   6,000 starts expected in 2026.

Resilient labour market

•   All-time high employment in 2025 (617,400) and solid growth expected going forward (+8,300 in 2026).

•   The lowest unemployment rate (5.2 per cent) among provinces in 2025 and an even lower rate expected in 2026 at 5.1 per cent.

Trade continues to diversify

•   Non-U.S./China exports increased by $2.8 billion (19.4 per cent) in 2025.

•   Total value of exports in 2025 were $43.5 billion, the fourth highest annual total in provincial history.

Private-sector forecast at a glance

(Per cent change unless otherwise noted)

	Actual 2024	Forecast 2025	Budget		Outlook
			2026	2027	2028	2029	2030

Real GDP	3.0	2.2	1.6	2.0	2.4	2.4	2.3

Nominal GDP	0.0	4.3	3.3	4.3	3.9	3.6	3.5

Consumer Price Index (CPI)[1]	1.4	2.1	2.3	2.1	2.0	2.0	2.0

Employment growth (000s)[1]	15.2	15.2	8.3	6.2	6.4	8.4	8.8

Unemployment rate (% level)[1]	5.4	5.2	5.1	5.1	5.1	5.2	5.2

1 Actuals for 2025

Sources: Statistics Canada (2024-2025); Average private sector forecast as of February 9, 2026 (2025-2027); Ministry of Finance calculations based on average private sector forecast (2028-2030).

30	2026-27 Budget | The Saskatchewan Economy

This was a strong performance despite generally weak global commodity prices, particularly oil prices, coupled with the effects of tariffs from the U.S., China and India.

Saskatchewan economic outlook

Saskatchewan’s economy was resilient in 2025 amid the effects of weak global oil prices, trade uncertainty and population growth slowing. Saskatchewan is forecast to have the third highest growth among Canadian provinces in 2025, with real GDP estimated to have grown by 2.2 per cent, according to the average of private sector forecasters1.

According to private sector forecasters, Saskatchewan’s real GDP is projected to grow by 1.6 per cent in 2026, with significant investment in business and residential construction supporting continued employment growth despite ongoing trade uncertainty.

Over the medium term, real GDP growth is forecast to average 2.3 per cent annually from 2027 to 2030 as recovery from trade uncertainty is expected to propel the economy back to its historical growth path. Strong investment activity, especially in the natural resource sectors and value-added agriculture, will be a key driver of growth over this period.

Saskatchewan’s economy was resilient in 2025

Growth was widespread in 2025 with nearly all indicators expanding. Compared to other provinces, Saskatchewan had the highest growth rate in housing starts at 42.4 per cent, the lowest unemployment rate at 5.2 per cent and the highest employment rate at 63.9 per cent. It also had the second highest growth rate in average weekly earnings at 4.2 per cent in 2025. Saskatchewan recorded the third highest growth rate among provinces in new motor vehicle sales, sales in food services and drinking places, building permits and non-residential building construction at 9.1 per cent, 6.6 per cent, 15.7 per cent and 14.1 per cent respectively, in 2025.

Several other economic indicators in Saskatchewan showed growth in 2025, compared to 2024, including residential investment in building construction (+22.4 per cent) and retail sales (+3.0 per cent). Only two indicators – manufacturing sales and goods exports – had a decline in 2025 (-4.7 per cent and -4.0 per cent, respectively). Even with this decline, the 2025 levels for goods exports are above the prior five-year average (2020-2024) by 1.6 per cent, while manufacturing sales are slightly below the five-year average by 1.1 per cent. In addition, both manufacturing sales and goods exports in 2025 were the fourth highest level on record.

Capital investment continues to be solid over the medium term

Capital investment remains a critical driver of growth in Saskatchewan, with a wide range of major private sector projects under construction or progressing towards construction. Private capital investment is anticipated to grow to $13.6 billion in 2026 (third highest private capital investment level in provincial history), as lower interest rates and Canada’s global trade deals continue to boost confidence.

Over the medium term, capital investment is expected to be strong from 2027 to 2030. In recent years, 59 large-scale investment projects across the province have been committed to by private companies with a total potential investment of $50.4 billion (Chart 1). These projects are spread across the economy, with 19 in the value-added agriculture sector; three in the manufacturing and processing sector; 17 in the mining sector; and 20 across the oil and gas and forestry sectors. Among these projects, 24 are already in the construction phase, resulting in an estimated investment of $28 billion over the next several years.

[1]

The average private sector forecast is used as the economic outlook for 2025 to 2027 and extended from 2028 to 2030 using the Ministry of Finance calculations based on the average private sector forecast.

The Saskatchewan Economy | 2026-27 Budget	31

Chart 1: Saskatchewan private sector capital projects

Economic and resource forecast assumptions

	Actual 2024	Forecast 2025	Budget		Outlook
			2026	2027	2028	2029	2030

Economic Growth

CA Real GDP growth (%)	2.0	1.6	1.3	2.0	2.1	1.9	2.0

US Real GDP growth (%)	2.8	1.9	2.0	2.0	2.2	2.1	2.1

Interest Rates

Short-term interest rate (%)	4.3	2.4	2.3	2.6	2.4	2.4	2.4

10-year Government of Canada bond (%)	3.4	3.1	3.4	3.6	3.5	3.5	3.5

Commodities

Wheat (C$ per tonne)	301	276	256	288	294	299	306

Canola (C$ per tonne)	635	634	640	621	634	647	667

	Actual 2024-25	Forecast 2025-26	Budget 2026-27	Outlook
				2027-28	2028-29	2029-30	2030-31

Oil

WTI oil price (US$/barrel)	74.49	61.69	59.75	63.50	69.00	72.50	74.25

Light-heavy differential (% of WTI)	14.0	13.7	14.7	16.0	16.0	16.0	16.0

Well-head oil price (C$/barrel)[1]	82.21	66.35	62.92	64.72	70.63	73.45	75.37

Production (million barrels)	163.1	160.3	165.7	167.0	169.3	172.2	173.3

Potash

Price (netback, US$/KCl tonne)	233	271	289	299	308	318	328

Sales (million KCl tonnes)	24.9	25.1	25.5	26.5	27.6	28.8	29.6

Uranium

Uranium price (realized, US$/U3O8 pound)	54.75	59.56	60.73	60.35	59.85	59.29	58.64

Uranium sales (kt U3O8)[2]	16.1	17.2	16.2	17.1	19.0	20.8	20.8

Currency
Canadian dollar (US cents)	71.9	72.0	72.7	74.0	74.4	75.6	76.3

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Uranium sales are estimated in kilotonnes (kt), the conversion rate is 1 kt : 2,204,600 pounds.

Sources: Statistics Canada, Ministry of Energy and Resources, Ministry of Agriculture, Oxford Economics, and Signal49 Research (formerly Conference Board of Canada).

32	2026-27 Budget | The Saskatchewan Economy

Oil production to grow over the medium term

Global oil production continues to expand, resulting from the Organization of Petroleum Exporting Countries Plus (OPEC+) decision to keep unwinding its crude oil production cuts. According to the International Energy Agency, global oil production is expected to increase by 2.5 million barrels per day in 2026, following supply growth of 3.0 million barrels per day in 2025.

Saskatchewan’s oil production is projected to grow by 3.4 per cent in the 2026-27 fiscal year and increase at an average of 1.1 per cent per year over the medium term (2027-28 to 2030-31). This is expected to be driven by growth in investment in response to a narrower price differential and improved local pricing following the completion of the Trans Mountain Pipeline expansion.

The increase in OPEC+ oil production and weak global growth in oil demand have combined to create an oversupplied market, resulting in a lower West Texas Intermediate (WTI) oil price in 2025. The oversupplied condition is expected to continue in 2026, leading to softer WTI prices in the near term.

Chart 2: West Texas Intermediate oil price and Saskatchewan oil production

Source: Ministry of Energy and Resources (January 2026)

f–forecast, b–budget

The WTI oil price forecast is US$59.75 per barrel in the 2026-27 fiscal year, improving to an average of

US$69.81 per barrel per year over the medium term (2027-28 to 2030-31) (Chart 2).

Refer to the Fiscal Outlook on page 15 for details on oil and gas pricing and production.

Potash prices strengthened, and production remains strong

Potash markets are set to remain strong in 2026 following global price growth in 2025. The growth in prices was largely driven by factors including, but not limited to, growing demand and a long-term supply shift toward North America. Generally, prices remain elevated compared to historical average levels.

The average 2026-27 fiscal year realized price is expected to be US$289 per tonne of potassium chloride (KCl), then continue to trend upward for the rest of the medium term at an average annual growth of 3.2 per cent through 2030-31 (Chart 3).

Saskatchewan will meet the global demand for potash, with sales forecast to be 25.5 million KCl tonnes in the 2026-27 fiscal year and grow to 29.6 million KCl tonnes by 2030-31 as the new Jansen mine is scheduled to begin operations next year.

Chart 3: Saskatchewan potash price and production

Source: Ministry of Energy and Resources (January 2026)

f–forecast, b–budget

The Saskatchewan Economy | 2026-27 Budget	33

Refer to the Fiscal Outlook starting on page 15 for details on potash pricing and sales.

Uranium production to remain strong over the medium term

Global commitments to nuclear energy keep growing, driving investors’ interest in the development of multiple uranium mining projects in northern Saskatchewan. As the world’s second largest uranium producer, Saskatchewan has the resources to support global nuclear technology.

Saskatchewan uranium production continues to expand in the near term with improved mine site efficiency and optimization by the industry. Uranium sales are projected to reach 16.2 kilotonnes in 2026-27 and are expected to remain at elevated levels across the forecast horizon. Sales were higher in 2025 as industry sold off existing inventories amid strong global demand.

Uranium prices remain strong with expectations that global uranium supplies will not keep pace with demand in the coming years. Prices are forecast to increase to US$60.73 per pound in the 2026-27 fiscal year, then stabilize at US$58.64 to US$60.35 per pound over the medium term.

Chart 4: Saskatchewan uranium price and production

Source: Ministry of Energy and Resources (January 2026)

f–forecast, b–budget

Crop production to experience solid growth over the medium term

Saskatchewan’s agriculture sector continues to demonstrate resilience and a strong outlook over the medium term, following a record production year in 2025 and with global commodity prices aligned with long-term averages.

Crop production was estimated at a record high of 41.8 million tonnes (Mt) in 2025, a 14 per cent increase from 36.7Mt in 2024. However, farm cash receipts declined by 0.9 per cent to $21.3 billion, from $21.5 billion in 2024, as global crop prices moved lower. In 2026, crop production is expected to return to historical output levels of around 35 Mt, while cash receipts are expected to increase by 3.2 per cent, with a boost from improved canola prices and inventory sales.

Chart 5: Saskatchewan crop production

Source: Ministry of Agriculture (January 2026)

e–estimation, b–budget, f–forecast

Over the medium term (2027 to 2030), crop production is expected to average growth of 4.7 per cent per year reaching 42.0 Mt in 2030 (Chart 5). Over the same period, cash receipts are expected to grow modestly, reaching $22.0 billion in 2030.

34	2026-27 Budget | The Saskatchewan Economy

Trade uncertainty and tariffs persist, but their impact has been milder than initially feared

Amid rising trade protectionism and softer global demand, Saskatchewan’s total goods exports were valued at $43.5 billion in 2025, above the prior five-year average level of $42.8 billion, but down 4.0 per cent compared to 2024. The largest declines were in energy products (-$1.9 billion) where low oil prices drove the reduction in exports. Other notable declines in tariff-impacted sectors were in agricultural products (-$612.1 million), forestry products (-$192.2 million), industrial machinery (-$95.9 million, and metal and related products (-$124.3 million). These declines were partially offset by an increase in mining product exports under the category of metal ores and non-metallic minerals (+$1.0 billion).

International goods exports are expected to see a slight decline in 2026 (-0.3 per cent) amid uncertainty around the review of the Canada-U.S.-Mexico Agreement (CUSMA) on trade, and a potential moderate slowdown in Saskatchewan’s top trading partner economies, especially China (expected to grow by 4.5 per cent, down from 5.0 per cent in 2025), Japan (expected to grow by 0.7 per cent, down from 1.1 per cent in 2025), and the Eurozone (expected to grow by 1.3 per cent, down from 1.4 per cent), according to the International Monetary Fund projections.

However, Saskatchewan’s international goods exports are forecast to grow by 3.9 per cent per year, on average, over the medium term (2027 to 2030), as total commodity production levels grow over this period.

The current outlook, based on the average private sector forecast, can be subject to near future changes in geopolitical conflicts, uncertainty around the global economy and the CUSMA review in the coming months.

The effects of the current range of tariffs on Saskatchewan, especially from the U.S., have been milder than anticipated a year ago as the high rate of CUSMA compliance (around 97 per cent) for Saskatchewan goods exports to the U.S. has kept the effective tariff rate relatively low.

In 2025, the decline in Saskatchewan’s exports was concentrated in the U.S. (-$3.1 billion) and Chinese markets (-$1.5 billion). These declines were partially offset by strong growth in all other countries (+2.8 billion). (Chart 6).

Chart 6: Saskatchewan’s exports to the U.S. and China declined while exports to other markets grew in 2025

Source: Statistics Canada

The Saskatchewan Economy | 2026-27 Budget	35

The impacts of Chinese tariffs imposed in 2025 were also partially mitigated through trade diversification. In March 2025, China imposed retaliatory tariffs on Canadian goods, including 100 per cent tariffs on canola oil, canola meal and peas, and 25 per cent on pork and seafood. China later introduced a 75.8 per cent duty on canola seeds in August 2025. Agricultural exports to China were $2.3 billion in 2025, down by $1.4 billion, while agricultural products to countries other than China went up by $811.6 million from 2024. Trade for these products is poised to improve in 2026 as trade negotiations between Canada and China, in January 2026, lowered the duty on canola seeds to 15 per cent and removed the tariffs on canola meal and peas, effective March 1, 2026.

The 30 per cent tariff on yellow peas imposed by India in October 2025 also contributed to the decline in exports. This tariff remains in place and will impact trade in 2026, as Saskatchewan has supplied an average of 68.3 per cent of the Canadian yellow peas to India over the past five years.

Currently, the effective tariff rate on exports to the U.S. is 1.6 per cent. With China’s elimination of the tariffs on canola meal and dry peas and reduction of the duty on canola seed to 15 per cent, the effective tariff rate from the U.S., China and India combined is estimated at 2.1 per cent, effective March 1, 2026.

Population growth slows to sustainable levels

Saskatchewan’s population continues to experience growth, albeit at a slower pace from the recent all-time highs in 2023 and 2024. Population growth is projected to remain at sustainable levels over the next three years due to tighter federal immigration policy.

According to the latest population estimates by Statistics Canada, Saskatchewan’s population grew to 1.27 million people as of October 1, 2025. Saskatchewan’s year-over-year population growth is 9,251 (+0.7 per cent) (October 1, 2024, to October 1, 2025).

The modest population growth is mostly driven by international migration, as the province welcomed more than 15,000 new immigrants in 2025.

Saskatchewan expects to see population growth that is comparable to the historical average over the medium term. Saskatchewan’s population is projected to grow by 0.8 per cent in 2026, with a steady growth of 1.0 per cent per year, on average, over the medium term from 2027 to 2030 (Chart 7).

The tighter Canadian immigration policy is expected to be relaxed after 2028, and population growth is expected to grow above the historical average afterwards. In the meantime, the province will rely more heavily on interprovincial migration to meet the labour needs of a growing economy.

Chart 7: Population growth slows

Source: Statistics Canada (2020-25), Average Private Sector Forecast (2026-27), Ministry of Finance Calculation based on Average Private Sector Forecast (2028-2030)

b–budget, f–forecast

Labour market continues to be resilient

Saskatchewan’s labour market performance was very strong in 2025. Provincial employment (617,400), labour force (651,200), and full-time employment (510,600) reached all-time historical high levels in 2025 (since Statistics Canada started collecting labour data in 1976).

36	2026-27 Budget | The Saskatchewan Economy

Employment in the province grew by 2.5 per cent in 2025 compared to 2024 levels (second highest growth rate among the provinces), adding 15,200 jobs to the economy, most (93 per cent) of which were full-time. Job quality continues to improve as part-time workers shift to full-time jobs.

Contrary to the slack in the labour market in 2024, when the number of people who joined the labour force was 36.8 per cent more than new job numbers, in 2025, the number of people who entered the labour force was 5.3 per cent fewer than new job numbers. Saskatchewan’s unemployment rate (the number of unemployed as a share of the labour force) was the lowest among provinces in 2025 at 5.2 per cent – well below the national rate of 6.8 per cent and the prior five-year average of 5.9 per cent.

Continued strength in the labour market has enabled steady wage growth for workers (grew by 4.2 per cent in 2025) and, as such, supported consumer spending. Real wages (adjusted for CPI inflation) increased by 1.4 per cent in December 2025, marking the 25th consecutive month of steady growth supported by relatively lower inflation.

Looking ahead, labour market performance is expected to moderate, with slower rates of growth in the labour force and employment, as population growth is projected to return to the average historical growth rate over the medium term due to a more stringent federal immigration policy. In 2026, total employment is projected to grow by 1.3 per cent (+8,300) and reach a new provincial record of 625,700 (Chart 8).

Over the medium term, modest employment growth is expected to be supported by slow but steady population growth and the construction of several major investment projects in the province. Total employment is forecast to grow by 1.2 per cent annually, on average, from 2027 to 2030.

Chart 8: Labour market continues to expand

Source: Statistics Canada (2020-25), Average Private Sector Forecast (2026-27), Ministry of Finance Calculation based on Average Private Sector Forecast (2028-2030)

b–budget, f–forecast

Saskatchewan’s unemployment rate is expected to shrink further in 2026 to 5.1 per cent. In the medium term (2027-2030), it is anticipated to average 5.1 per cent per year.

Consumer spending to continue to support growth

Consumer spending, as indicated by retail sales, improved in 2025, with spending up 3.0 per cent compared to 2024. In 2025, consumer spending reached $26.5 billion and is expected to continue to grow in a normalized inflation and interest rate environment.

Saskatchewan inflation accelerated in 2025, reaching an average of 2.1 per cent, compared to 1.4 per cent in 2024. In addition, the Bank of Canada’s interest rate was slashed four times in 2025 from 3.25 per cent at the end of 2024 to 2.25 per cent. Interest rate cuts appear to be less likely to happen in 2026 as the Bank of Canada continues to hold rates.

The combined effects of stable inflation and lower interest rates are expected to continue to improve affordability over the medium term. Saskatchewan’s

The Saskatchewan Economy | 2026-27 Budget	37

inflation rate is expected to stay within the Bank of Canada’s target range of one to three per cent, while the interest rate is expected to increase moderately but remain relatively low over the same period.

Over the medium term (2027 to 2030), consumer spending is projected to grow at an average rate of 3.5 per cent annually, as per capita household spending continues to strengthen under relatively normalized inflation and interest rate conditions.

Private sector forecast by province

Based on the latest average private sector forecast (as of February 9, 2026), Saskatchewan’s real GDP growth for 2025 is estimated at 2.2 per cent, ranking third among provinces.

Looking ahead, Saskatchewan’s economy is projected to grow by 1.6 per cent in 2026 and 2.0 per cent in 2027. The province is expected to have the second highest growth rates among provinces for both 2026 and 2027.

Private sector real GDP growth forecast for Saskatchewan

as of February 9, 2026

(per cent)	2025	2026	2027

Oxford Economics - Nov 2025	1.5	0.5	2.5

Signal49 Research - Dec 2025	2.0	2.1	2.6

TD Bank - Dec 2025	2.6	1.7	1.7

Royal Bank of Canada (RBC) - Dec 2025	2.7	2.1	1.8

Bank of Montreal (BMO) - Feb 2026	2.2	2.0	1.6

Canadian Imperial Bank of Commerce (CIBC) - Dec 2025	2.1	1.5	1.8

Scotiabank - Jan 2026	2.4	1.9	2.2

National Bank - Dec 2025	2.1	1.3	1.8

Average	2.2	1.6	2.0

Sources: Major Canadian banks, Oxford Economics and Signal49 Research (formerly Conference Board of Canada).

Private sector forecast of real GDP growth by province

as of February 9, 2026

	2025		2026		2027
(per cent)	Growth	Rank	Growth	Rank	Growth	Rank

Alberta	2.3	2	1.9	1	2.5	1

Ontario	1.2	9	1.1	9	2.0	2

Saskatchewan	2.2	3	1.6	2	2.0	2

British Columbia	1.5	6	1.4	4	2.0	2

Prince Edward Island	1.9	4	1.4	4	1.9	5

Manitoba	1.4	8	1.3	6	1.9	5

Quebec	1.1	10	1.1	9	1.7	7

Nova Scotia	1.6	5	1.3	6	1.6	8

Newfoundland and Labrador	2.4	1	1.5	3	1.6	8

New Brunswick	1.5	7	1.2	8	1.5	10

Canada	1.5		1.3		2.0

Sources: Major Canadian banks, Oxford Economics and Signal49 Research (formerly Conference Board of Canada).

38	2026-27 Budget | The Saskatchewan Economy

Key considerations for the economic outlook

Saskatchewan’s economy is set to grow modestly in 2026 and sustain a strong economic outlook over the medium term (2027 to 2030). There are several elements of uncertainty to Saskatchewan’s economic outlook.

Tariffs and U.S. trade policy uncertainty:

•	The current range of tariffs imposed by the U.S., India and China on Canada remains a downside risk to the Saskatchewan economy.

•	More tariff announcements or an unfavourable outcome of the CUSMA review could further deepen the negative effects on the Saskatchewan economy.

Softer global demand and geopolitical tensions:

•

Major economies such as the U.S., China, the United Kingdom, India and Japan are expected to experience slow growth in either 2026 or 2027 amid ongoing trade tensions, labour supply issues due to aging demographics, and elevated levels of public and consumer debt.

•	Geopolitical conflicts and civil unrest around the world, especially in the Middle East and Eastern Europe, could lead to additional supply chain disruptions and global economic uncertainty.

Weaker commodity prices, including oil and agriculture commodities:

•	Oil prices are expected to remain lower in 2026 due to over supply and tepid demand growth.

•	Similarly, some agricultural products are expected to see a decline in prices in 2026.

Monetary policy and inflationary pressures:

•	A lower interest rate and stable inflation rate are expected to boost capital and consumer spending.

•	However, the expansion of capital and consumer spending could be limited by the effects of tariffs and trade uncertainty.

Slower population growth and structural labour shortages:

•

The current economic outlook anticipates slower population growth due to tighter federal immigration policies. This is expected to have a ripple effect on the supply of labour over the medium term and could slow down investment in housing.

•	Structural labour shortages will likely continue to impact the outlook as more baby boomers continue to leave the workforce, and younger generations are generally smaller in size.

The Saskatchewan Economy | 2026-27 Budget	39

Revenue Initiatives

Introduction

The 2026-27 Budget introduces several new and expanded revenue initiatives to help support affordability for Saskatchewan residents, incentivize investment into the province and promote growth in the economy, while also ensuring Saskatchewan receives fair and consistent taxation revenue.

The following is a summary of the tax and revenue measures announced in the 2026-27 Budget. For further information regarding these initiatives, please contact the responsible ministry/authority and consult the enacting legislation and regulations.

Supporting Saskatchewan residents

Saskatchewan is the most affordable province to live in Canada for a family of four, when taxes, utilities and housing costs are considered. However, like the rest of the country, cost of living pressures are still being felt in the province.

To assist with the cost of living pressures, the policy of removing the federal carbon tax charge on SaskPower customers continues in 2026-27, which will save Saskatchewan residents, farms, hospitals, schools and businesses a combined estimated $500 million on their electricity bills this year.

The Government of Saskatchewan also continues to implement initiatives that make life in the province more affordable, including indexing the personal income tax system, which protects taxpayers from automatic tax increases resulting from inflation. As a result of indexation, Saskatchewan taxpayers will save $42 million on their 2026 income taxes compared to 2025.

To further help alleviate affordability pressures, the Government of Saskatchewan introduced The Saskatchewan Affordability Act in December 2024. In addition to other initiatives, the act implemented 13 affordability commitments through the 2025-26

Budget to reduce the tax burden on Saskatchewan residents and businesses. The 2026-27 budget marks the second year of Saskatchewan’s four-year personal income tax reduction plan, which will see residents continuing to benefit from increased savings.

Income tax credits

Saskatchewan residents will continue to experience tax savings as a result of increased personal income tax credits.

Through The Saskatchewan Affordability Act, the basic personal exemption, spousal and equivalent-to-spouse exemption, dependent child exemption and senior supplementary amounts were each increased by $500 in 2025. These tax credits are being further increased by the same amount in each of the next three taxation years (2026, 2027 and 2028). This is over and above the annual indexation increases to these credit amounts.

The basic personal exemption amount is a non-refundable tax credit that provides a full reduction from provincial income tax to all individuals with taxable income below $20,381 in 2026 (up from $19,491 in 2025), and an equivalent reduction to taxpayers with taxable income above that. The personal exemption amount is forecast to increase to $22,214 by 2028.

The spousal and equivalent-to-spouse exemption amount is a non-refundable tax credit that can be claimed by an individual who, at any time in the year, supported their spouse or equivalent whose net income was less than their basic personal amount – $20,381 in 2026 (up from $19,491 in 2025). The spousal and equivalent-to-spouse exemption amount is forecast to increase to $22,214 by 2028.

The dependent child exemption amount is a non-refundable tax credit that can be claimed by those who have a dependent child under the age of 18 living with them. In 2026, the dependent child exemption amount

40	2026-27 Budget | Revenue Initiatives

will be $8,358 per child (up from $7,704 in 2025) which is forecast to increase to $9,706 by 2028.

The senior supplementary amount is a non-refundable tax credit that can be claimed by those aged 65 and older. The 2026 amount will be $2,569 (up from $2,028 in 2025), which is forecast to increase to $3,682 by 2028.

Upon full implementation of the four-year personal income tax reduction, approximately 54,000 residents will no longer be paying provincial income tax; this is in addition to the approximately 112,000 residents removed from the tax rolls through the major personal income tax reforms implemented in 2008 and 2011.

Saskatchewan Low-Income

Tax Credit enhancement

To provide additional relief to Saskatchewan residents with low and modest incomes, the Saskatchewan Low-Income Tax Credit was enhanced by five per cent in 2025. The low-income tax credit will be enhanced by another five per cent in 2026, followed by annual five per cent increases for the next two years. These increases are in addition to annual indexation.

A qualifying family of four can receive an annual benefit of up to $1,282 for 2026 (up from $1,196 in 2025). The benefit amount is forecast to grow to $1,469 in 2028.

This credit benefits approximately 300,000 households every year. The total anticipated savings for households that qualify for the Saskatchewan Low-Income Tax Credit is $194 million in 2026-27.

Volunteer First Responders’ tax credits

Saskatchewan communities, particularly in rural areas, rely on volunteers to respond to emergency situations. These volunteers put themselves at risk to protect the safety and well-being of people across Saskatchewan, and to respond to mass tragedies.

To recognize the selfless and important services provided by volunteers, tax credits were introduced during the 2019-20 Budget for Saskatchewan’s volunteer firefighters, search and rescue volunteers and volunteer emergency medical first responders. Individuals performing at least 200 hours of eligible volunteer services in a year, as certified by the organization managing the volunteer services, are able to claim a $3,000 non-refundable tax credit.

The 2026-27 Budget announces that the tax credit amount will be doubled from $3,000 to $6,000. The increase will result in additional Saskatchewan personal income tax savings of $1.3 million for volunteer first responders annually.

Building Saskatchewan industry

Saskatchewan’s tax system offers investment incentives that cover a broad range of economic sectors including manufacturing and processing, innovation and technology, agriculture and natural resources.

Saskatchewan’s economy continues to show resilience against challenges being faced globally. The province’s growing business environment contributes to long-term economic growth, expanded job opportunities and a better quality of life for Saskatchewan people.

Recognizing the valuable contributions the varied business sectors provide to the well-being of the province’s residents, the 2026-27 Budget introduces several amended and expanded business incentives to help ensure the continued strength of Saskatchewan’s world-class industries.

The following initiatives help build upon existing sectors while supporting growth, investment attraction and innovation in the province’s economy.

Revenue Initiatives | 2026-27 Budget	41

Research and Development Tax Credit

The Research and Development (R&D) Tax Credit is designed to encourage private sector R&D investment in Saskatchewan. It is available in respect of qualifying R&D expenditures incurred by corporations in Saskatchewan.

Recognizing the economic growth advantages that R&D provides to Saskatchewan, the 2026-27 Budget includes an expansion of the R&D Tax Credit to provide further incentives supporting industry investment in the province.

Qualifying R&D expenditures by Saskatchewan Canadian-controlled private corporations (CCPCs) are eligible for a 10 per cent refundable R&D Tax Credit on the first $2 million of annual qualifying expenditures, up from $1 million previously.

Qualifying R&D expenditures in excess of the annual limit, as well as qualifying expenditures by non-CCPCs, will continue to be eligible for a 10 per cent non-refundable R&D Tax Credit. The total refundable and non-refundable R&D Tax Credits that may be claimed by a corporation is limited to $1 million annually.

Additionally, the R&D Tax Credit now includes eligible capital expenditures, including the cost of new machinery, equipment and related lease/rental costs. This will significantly expand the list of qualifying expenditure types that both CCPCs and non-CCPCs can claim.

The expanded R&D Tax Credit is anticipated to provide investment incentives to over 2,700 private companies operating in Saskatchewan, with an estimated $41 million in tax credits claimed in 2026-27.

High Water-Cut Oil Well Program

First introduced in 1999 and redesigned in 2021, the High Water-Cut Oil Well Program addresses the increased operating costs of oil wells that produce a water-cut (water-to-oil ratio at production) of 90 per cent or higher. The program offers a royalty rate reduction for qualifying high water-cut oil wells that incur a minimum qualifying investment to directly improve water handling capabilities and extend the production cycle.

The 2026-27 Budget announces a five-year extension of the program eligibility period to March 31, 2031.

Eligible high water-cut old, new and third-tier oil wells receive the fourth-tier royalty rate (the lowest among all royalty classifications) on the incremental production volume, and fourth-tier oil wells receive a two per cent royalty rate reduction on all oil produced.

The minimum investment per well will also be increased from $20,000 to $30,000 to reflect inflationary pressures. This increased amount is comparable to the average investment that the prospective incentive recipients must spend given the current economic environment.

Saskatchewan Chemical Fertilizer Incentive

Chemical fertilizer production is the processing of mineral or chemical feedstock to create single or multi-nutrient synthetic fertilizer products. This definition excludes facilities that manufacture potash fertilizer products for which potash is the primary feedstock.

The Saskatchewan Chemical Fertilizer Incentive provides a non-refundable, non-transferable 15 per cent corporation income tax credit on capital expenditures valued at $10 million or more for newly constructed or expanded eligible chemical fertilizer production facilities in Saskatchewan.

Originally scheduled to sunset on December 31, 2026, the 2026-27 Budget announces a five-year extension to companies eligible for the Saskatchewan Chemical Fertilizer Incentive that receive conditional approval by

42	2026-27 Budget | Revenue Initiatives

December 31, 2026, to meet the minimum $10 million capital investment threshold by December 31, 2031.*

Crown timber dues

Timber dues apply to all timber harvested from provincial Crown lands, with rates charged per cubic metre harvested. Dues are based on two components:

•

Base dues are applied using fixed rates that vary based on the tree species and log size and apply to all timber harvested regardless of market prices or profitability. Base dues are intended to recover the government’s costs to regulate the industry.

•

Incremental dues vary depending on the market price for the specific product harvested and only apply when the market price of the product exceeds a set trigger price. This allows the industry to recover production costs, plus a fair return on capital employed while government revenue benefits from higher market prices for products sourced from Crown lands.

In order to better reflect the rising production costs of Saskatchewan’s timber industry, the 2026-27 Budget will revise the incremental portion of Crown timber dues. Trigger prices for all timber products will be increased retroactive to January 1, 2026, effectively delaying the point at which additional incremental dues apply. Base dues will remain unchanged.

Trigger price increases will allow Saskatchewan’s timber industry to remain competitive and profitable despite rising costs of production. Additionally, beginning April 1, 2027, annual adjustments to trigger prices will be made using Canadian benchmark industry production cost data for the previous year. This will prevent Crown timber dues from becoming outdated, ensuring they continue to reflect current production costs.

Improving fair taxation

The 2026-27 Budget introduces several changes to corporation capital tax (CCT) to improve the fair and consistent allocation of tax dollars to the province, encourage growth, reduce administrative red tape and align Saskatchewan with other jurisdictions.

Corporation capital tax

CCT is imposed on financial institutions and commercial Crown corporations which have paid-up capital in excess of $10 million. An additional exemption of $10 million is available based upon the proportion of total salaries and wages that are paid in Saskatchewan. All credit unions are exempt.

Currently, large financial institutions are subject to a four per cent CCT rate. Small financial institutions, defined as having $1.5 billion or less in Canadian taxable paid-up capital among all its associated corporations, are subject to a 0.7 per cent CCT rate.

Federal and provincial commercial Crown corporations are subject to a CCT rate of 0.6 per cent of all taxable paid-up capital allocated to Saskatchewan. SaskTel is subject to an additional telecommunications CCT surtax of 0.9 per cent.

The 2026-27 Budget announces an increase to the large financial institution CCT rate to six per cent effective April 1, 2026. Additionally, CCT on small financial institutions will be eliminated effective April 1, 2026.

Effective April 1, 2026, CCT charged to Crown corporations will be reduced to 0.3 per cent, followed by the complete removal of CCT on Crown corporations and the telecommunications CCT surtax effective April 1, 2027.

* This differs from the printed version. The incentive is a five-year extension with the capital investment threshold extended until December 31, 2031.

Revenue Initiatives | 2026-27 Budget	43

Saskatchewan’s Tax Expenditures

Introduction

Although the primary purpose of taxation is to raise revenue, governments also achieve some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and affect the fiscal position in the same way as direct expenditures. This paper provides estimates of the revenue impacts of Saskatchewan’s tax expenditures.

Rationale for tax expenditures

Tax expenditures achieve several objectives, such as enhancing the fairness of the tax system, reducing the cost of basic goods and promoting interjurisdictional economic competitiveness. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s provincial sales tax (PST) does not apply to certain essential items, such as most groceries, prescription drugs, residential natural gas and electricity, and reading materials, thereby reducing the taxes paid by families consuming these items.

Other exemptions from the PST are intended to support the competitiveness of particular sectors of the provincial economy, including manufacturing and processing and agriculture.

To help ensure tax competitiveness with other jurisdictions, Saskatchewan provides reduced fuel tax rates to farmers and primary producers. The province also exempts heating fuels from the fuel tax to ensure consistent tax treatment with the PST exemption for natural gas used for heating.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions from the federal determination of taxable income can be considered fundamental aspects of the provincial income tax system that reduce Saskatchewan income tax revenue.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits as well as caregiver and disability-related credits.

Saskatchewan’s income tax system also delivers several programs designed to encourage specific taxpayer behaviours, including investment incentives.

To maintain interjurisdictional tax competitiveness, Saskatchewan levies lower income tax rates on small businesses and manufacturing and processing profits. In addition, the province provides a refundable Investment Tax Credit to assist manufacturing and processing companies that invest in qualifying new or used assets for use in the province. Saskatchewan also provides a Research and Development Tax Credit in support of qualifying activities and equity investment incentives to help small businesses in the resource, innovation and manufacturing and processing sectors scale-up their operations. Many other provinces and countries have similar tax policies and programs.

44	2026-27 Budget | Saskatchewan’s Tax Expenditures

Associated costs

While tax expenditures serve important social and economic objectives, the introduction of tax expenditures results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures add to the complexity of the tax system, leading to increased administrative effort and compliance costs for businesses, consumers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour by providing preferential treatment for certain categories.

Government of Canada tax expenditures

The federal government produces a detailed presentation of tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based on the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to visit the Finance Canada website at www.canada.ca/en/department-finance/services/ publications/federal-tax-expenditures.html

2025 Saskatchewan tax expenditure accounts

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan. This year’s tables also provide updates to the 2023, 2024 and 2025 tax expenditure estimates that were reported last year.

Tax expenditure estimates for PST and fuel tax are derived from historical tax collection data and Statistics Canada data on personal and business consumption patterns, along with assumptions regarding expected changes in population, retail sales and investment intentions.

Tax expenditure estimates for personal and corporate income taxes are derived from an internal tax simulation model. This model uses actual income tax assessment data for the 2023 taxation year, along with forecasted trends and changes in population, employment, income and investment intentions for subsequent taxation years.

These estimates include the impact of the government’s four-year personal income tax reduction plan, which began in 2025 and includes annual enhancements to the basic suite of personal exemptions (including the basic personal, spousal, dependent child and senior supplemental tax credits) and tax credits aimed at improving affordability (such as the low income, disability, caregiver, and first-time home buyer tax credits, in addition to the Graduate Retention Program).

The 2026-27 Saskatchewan tax expenditures also incorporate indexation and changes to the Canada Pension Plan and employment insurance.

Saskatchewan’s Tax Expenditures | 2026-27 Budget	45

2026 Government of Saskatchewan

Tax expenditure accounts

(Value of tax expenditures)

	Actual	Revised		Budget
(millions of dollars)	2023	2024	2025	2026

Provincial sales tax

Exemptions

Basic groceries[1]	234.0	250.8	265.2	281.8

Prescription drugs[1]	62.6	68.6	75.6	81.3

Reading materials[1]	12.6	13.4	13.5	13.9

Personal services[1]	27.3	31.6	33.5	35.6

Feminine hygiene products[1]	2.5	2.7	2.8	3.0

Used goods and vehicles - exempt amounts[1]	14.8	15.1	16.0	16.6

Electricity[1]	75.5	71.5	72.8	73.3

Natural gas[1]	29.9	31.2	31.2	32.0

Farm machinery and repair parts[2]	165.5	158.7	153.4	147.2

Fertilizer, pesticide and seed[2]	374.2	359.4	383.3	395.1

Direct agents[2]	39.3	38.4	43.5	46.9

Agriculture, life and health insurance[1]	181.8	189.9	200.0	206.4

Other

Saskatchewan Low-Income Tax Credit[3]	149.3	165.6	175.6	194.1

Rebate for New Home Construction[1,2]	4.4	7.0	14.7	16.4

Fuel tax
Exemption for farm activity[2]	86.5	85.5	82.9	84.2
Exemption for heating fuels[1]	26.5	26.3	25.0	23.8
Exemption for primary producers[2]	1.3	1.3	1.3	1.3

46	2026-27 Budget | Saskatchewan’s Tax Expenditures

	Actual	Revised		Budget
(millions of dollars)	2023	2024	2025	2026

Personal income tax

Deductions from income

Registered pension plan contributions[4]	124.6	143.2	148.3	158.2

Registered retirement savings plan contributions[4]	161.7	185.5	192.7	205.5

Annual union, professional or like dues[4]	23.9	27.3	28.0	29.7

Child care expenses[4]	16.4	18.0	17.9	18.3

Moving expenses[4]	6.2	6.8	6.9	7.1

Carrying charges[4]	29.4	32.1	32.7	33.9

Allowable employment expenses[4]	20.1	21.9	22.3	23.2

Capital gains deduction[4]	142.1	154.8	159.1	165.6

First-time homebuyers’ savings acount[4]	4.4	4.9	4.9	5.1

Non-refundable tax credits

Basic Personal Tax Credit[4]	1,222.0	1,318.7	1,385.5	1,455.0

Spousal Tax Credit[4]	58.7	65.3	69.0	73.2

Equivalent-to-Spouse Tax Credit[4]	33.2	36.2	37.4	39.1

Age Tax Credit[4]	48.3	53.4	51.2	50.8

Supplement to the Age Tax Credit[5]	23.3	25.3	31.7	38.8

Dependent Child Tax Credit[5]	118.5	128.4	137.7	148.1

CPP Contributions Tax Credit[4]	116.7	127.5	132.4	139.5

EI Premiums Tax Credit[4]	37.6	40.7	41.6	43.6

Pension Income Tax Credit[4]	17.7	18.6	18.0	18.0

Student Loan Interest Tax Credit[4]	5.1	5.5	5.6	5.7

Disability Tax Credit[4]	41.2	44.7	52.7	53.6

Caregiver Tax Credit[4]	8.8	10.0	11.3	11.8

Medical Expenses Tax Credit[4]	45.1	49.3	48.7	49.8

Charitable Contributions Tax Credit[4]	56.7	61.8	62.8	65.0

First-time Homebuyers Tax Credit[4]	9.8	10.4	13.1	13.3

Home Renovation Tax Credit[4]	0.0	0.0	15.0	15.0

Volunteer First Responder Tax Credit[4]	1.2	1.3	1.3	2.6

Other tax measures

Labour-Sponsored Venture Capital Tax Credit[4]	10.3	10.2	12.0	12.0

Mineral Exploration Tax Credit[4]	2.9	5.2	5.0	5.0

Political Contributions Tax Credit[4]	1.6	2.1	1.6	1.6

Graduate Retention Program Tax Credit[6]	62.9	61.3	67.0	68.0

Saskatchewan Technology Start-up Incentive[8]	2.0	2.3	7.0	7.0

Small/Medium Enterprise Inv. Tax Credit[8]	0.0	0.0	7.0	7.0

Corporation income tax

Small Business Tax Rate[2,7]	621.0	591.9	549.3	564.0

Manufacturing and Processing Profits Tax Reduction[2,7]	32.5	29.8	25.0	20.0

Manufacturing and Processing Profits Investment Tax Credit[2]	80.3	53.3	40.0	40.0

Research and Development Tax Credit[2,4]	16.4	20.7	22.0	25.0

Saskatchewan Value-Added Agriculture Incentive[2]	11.3	2.4	8.0	10.0

Saskatchewan’s Tax Expenditures | 2026-27 Budget	47

Tax expenditures – notes

1.	These measures provide tax relief for individuals and families (and in some cases businesses) who purchase these essential items, thereby reducing the overall cost and contributing to affordability.

2.	These measures help ensure tax competitiveness with similar businesses in other jurisdictions.

3.	This measure mitigates the impact of the PST for Saskatchewan residents with low and modest incomes.

4.

Most of Saskatchewan’s tax expenditures related to personal and corporate income taxes are provided because they form part of the federal definition of taxable income; others parallel similar federal tax expenditures. Descriptions of these measures and their objectives can be found in the federal government’s report on tax expenditures, as previously noted.

5.

Saskatchewan’s Dependent Child Tax Credit and Supplement to the Age Tax Credit provide tax relief to families with children and to seniors. The Dependent Child Tax Credit recognizes the non-discretionary expenses of families with children. The Supplement to the Age Tax Credit provides broad tax relief to all seniors, recognizing that the age tax credit is income tested.

6.

The Graduate Retention Program encourages students who have graduated from a post-secondary institution to live and work in Saskatchewan by providing an income tax credit of up to $20,000 (increased to $24,000 for 2025 and subsequent taxation years).

7.

While there is only one statutory tax rate for corporations, these preferential tax rates for small businesses and manufacturing and processing businesses create a de facto progressive tax rate structure for some corporations. These measures are designed to encourage or attract investment, support business activity in key economic sectors and allow these businesses to retain more of their earnings to reinvest and create jobs.

8.

The Saskatchewan Technology Start-up Incentive and the Small and Medium Enterprise Investment Tax Credit encourage investment in eligible early-stage businesses to help diversify the provincial economy. Note that these incentives are available to both personal and corporate tax filers.

48	2026-27 Budget | Saskatchewan’s Tax Expenditures

Saskatchewan Capital Plan

Capital Plan highlights

The 2026–27 Budget delivers one of the largest capital budgets in Saskatchewan history.

Focusing on protecting Saskatchewan’s people and communities, the 2026-27 Capital Plan invests more than $4.3 billion in essential infrastructure, including schools, hospitals, long-term care facilities and roads.

These investments strengthen the services families rely on and support the Growth Plan commitment for $30.0 billion in infrastructure investment by 2030.

Since 2020–21, the Government of Saskatchewan has invested more than $20.6 billion in provincial infrastructure, funding the construction and rehabilitation of health care facilities, schools, transportation networks and municipal infrastructure.

An additional $17.5 billion in infrastructure investments is projected over the next four years.

The 2026-27 Saskatchewan Capital Plan supports the Growth Plan target of investing $30.0 billion in infrastructure spending by 2030.

Chart 1: Saskatchewan Capital Plan 2020-21 to 2029-30

Totals may not add due to rounding.

b–budget, f–forecast

Saskatchewan’s Tax Expenditures | 2026-27 Budget	49

The Capital Plan includes projects approved to date and provides an estimate of projected future capital investments.

The 2026-27 Budget provides $4.3 billion for essential infrastructure, including $1.8 billion for Executive Government and $2.5 billion in the Crown sector.

Saskatchewan Capital Plan — 2025-26 to 2029-30

	Budget	Q3	Budget	Outlook
(millions of dollars)	2025-26	2025-26	2026-27	2027-28	2028-29	2029-30

Executive Government ministries and agencies

Transportation infrastructure
Highways capital	421.4	435.4	400.9	415.0	415.9	419.9
Highways partnerships and supporting capital	14.3	16.3	16.3	16.6	16.9	17.3

Municipal infrastructure Municipal programs	249.9	211.9	239.0	237.9	161.7	148.0

PreK-12 education capital
School capital	176.0	144.3	105.3	309.2	430.9	307.8
Maintenance capital	15.3	10.3	18.5	18.1	15.5	13.2

Post-secondary education Maintenance, planning and projects	41.0	41.0	56.8	136.3	115.4	46.4

Health care
Health facilities	471.9	440.2	472.3	252.3	101.3	133.3
Maintenance capital	71.2	75.8	73.7	73.7	82.6	82.6
Health IT and equipment capital	113.8	113.2	89.8	79.3	68.1	67.6

Government services
Dams and water supply channels	73.9	56.7	61.9	139.7	134.0	103.0
Courts and corrections facilities and equipment	26.7	19.6	20.2	30.9	84.8	54.1
Parks capital	12.5	12.5	15.0	16.1	17.1	18.1
IT capital	59.9	73.2	36.6	14.7	12.2	4.6
Equipment capital	54.5	47.6	102.2	60.1	39.6	41.2
Government buildings	10.3	76.8	36.9	10.4	9.9	9.9
Targeted and other capital	40.9	40.9	34.5	30.7	18.6	10.4
Housing capital	14.2	5.1	15.9	20.4	14.4	5.5

Total Executive Government ministries and agencies	1,867.7	1,820.6	1,795.7	1,861.4	1,739.1	1,482.8

Crowns
SaskPower	1,660.4	1,772.5	1,671.6	1,743.2	2,064.0	2,062.3
SaskEnergy	510.3	460.6	308.8	297.6	328.9	244.3
Others*	590.5	575.2	539.1	469.1	436.1	433.5

Total Crowns	2,761.2	2,808.2	2,519.5	2,509.9	2,829.0	2,740.1

Total Capital Plan	4,628.9	4,628.9	4,315.2	4,371.4	4,568.1	4,222.9

* Others include SaskTel, SGI CANADA and Auto Fund, SaskWater, LGS and CIC.

Totals may not add due to rounding.

50	2026-27 Budget | Saskatchewan’s Tax Expenditures

Capital Plan details

Transportation infrastructure

The 2026-27 Budget will invest $417 million in capital projects and programs through the Ministry of Highways. This investment will improve more than 850 km of highways, including:

•	260 km of repaving;

•	490 km of combined medium and light pavement preservation;

•	50 km of Thin Membrane Surface and rural highway upgrades;

•	20 km of gravel rehabilitation; and,

•	Completion of passing lane projects for Highway 10 and Highway 17.

This year’s investment brings the seven-year total to over 7,900 kilometres toward the Growth Plan goal to build and upgrade 10,000 kilometres of highways.

The budget continues to support Saskatchewan communities through the Community Airport Partnership and Urban Highway Connector programs, and provides a $2 million increase for the Rural Integrated Roads for Growth program.

Municipal infrastructure

The 2026-27 Budget provides $239 million in transfers to municipalities through various capital programs such as the Investing in Canada Infrastructure Program, Canada Community-Building Fund, Canada Housing Infrastructure Fund (first year), New Building Canada Fund and other programs.

Over the next four years, more than $780 million is projected to be invested in municipal infrastructure projects.

Projects representing more than one half of the total investments under the Investing in Canada Infrastructure Program include the City of Saskatoon’s Bus Rapid Transit System projects and the City of Regina’s indoor aquatics facility.

PreK-12 education capital

The 2026-27 Budget provides $124 million for Saskatchewan’s kindergarten to Grade 12 schools to provide safe and inclusive learning environments for students.

More than $1.2 billion is projected to be invested over the next four years to support K-12 school infrastructure renewal.

Through the budget, the Government of Saskatchewan is investing $82 million to support ongoing school capital projects in the communities of Balgonie, Carlyle, Saskatoon, Regina, Prince Albert, Pinehouse and Swift Current. An additional $3 million allows for the planning of three new school projects in Martensville-Warman, Shellbrook and Esterhazy, as well as $20 million for relocatable classrooms.

The 2026-27 Budget includes $19 million for minor capital renewal projects to allow school divisions to address structural repairs and renovations.

Saskatchewan’s Tax Expenditures | 2026-27 Budget	51

Post-secondary education

The Capital Plan provides $57 million in 2026-27 to support infrastructure projects in the post-secondary education sector. This includes investing $10 million to expand space for new occupational therapy and speech language pathology programs at the University of Saskatchewan, as well as $5 million to support priority health care training expansions at Saskatchewan Polytechnic campuses in Saskatoon and Regina.

The 2026-27 Budget includes $25 million for preventative maintenance and renewal and improvements at universities, Saskatchewan Polytechnic campuses and regional colleges. It also provides $10 million for continued design and planning work for Saskatchewan Polytechnic’s campus renewal project in Saskatoon and $4 million for programs and expansion at Saskatchewan Polytechnic, Western College of Veterinary Medicine, Carlton Trail College and planning for North West College in North Battleford.

Health care

To ensure residents can access quality health care as close to home as possible, the 2026-27 Budget invests

$636 million to support infrastructure improvements in the health sector.

Over the next four years, more than $1.5 billion is projected to be invested in the maintenance and construction of new health care facilities.

Funding of $472 million will be invested in major capital projects, including:

•	$238 million for redevelopment of the Prince Albert Victoria Hospital;
•	$100 million for the Regina long-term care specialized beds facility; and,

•	$50 million for various integrated and long-term care facilities in communities across the province, including Grenfell, La Ronge, Esterhazy and the Battlefords.

Work will also continue on other important projects such as the complex needs facilities in North Battleford and Moose Jaw, additional urgent care centres in Saskatoon, Regina, Moose Jaw, Prince Albert and North Battleford, and hospitals in Yorkton and Rosthern.

The 2026-27 Budget includes $74 million for the rehabilitation and maintenance of health care facilities and invests $90 million in information technology projects and critical medical equipment to support patient care.

Government services

The Capital Plan will provide $323 million to support program and service delivery to meet the growing needs of Saskatchewan families and communities. Government services investments include building upgrades, provincial dam rehabilitation, courts and correctional facilities, parks and recreational facilities, and information technology priorities.

This 2026-27 Budget invests more than $60 million for water infrastructure projects, including $42 million for infrastructure rehabilitation, $16 million to continue the design and legal work for the Lake Diefenbaker Irrigation Project and $5 million to continue work on other irrigation projects such as the Luck Lake Irrigation Project and the Grant Devine Spillway Project.

Funding of $20 million also supports various court and correctional facility projects across the province.

52	2026-27 Budget | Saskatchewan’s Tax Expenditures

Visitors to Saskatchewan’s provincial parks will continue to benefit from new and updated facilities with $15 million to be invested in the parks system, including more than $2 million in new funding focused on replacing infrastructure lost to wildfires.

The Saskatchewan Housing Corporation will receive $16 million to make provincially owned housing units rent-ready, provide new affordable housing units and begin the design and build of enhanced emergency shelters at sites chosen by municipalities.

Commercial Crowns

Saskatchewan’s Crown corporations invest in capital to ensure the safety and integrity of infrastructure to provide reliable, quality services while supporting economic development in the province.

The Crown sector will invest approximately $2.5 billion in 2026-27. Over the next four years, the sector is forecasting almost $10.6 billion in capital investments, which is the largest multi-year commitment in the sector’s history.

Through SaskPower, the government invests $1.7 billion to help meet increasing electricity demand in the province and provide reliable and cost-effective electricity generation now and into the future. SaskPower is committed to investing in coal-fired generation life extension as a bridge to nuclear power, expansion of transmission infrastructure and system sustainment. These investments align with The Saskatchewan First Energy Security Strategy and Supply Plan and support long-term reliability, energy security and economic growth across the province.

Through SaskTel, the government invests $433 million in the province’s information and communications technology infrastructure. This capital investment supports ongoing projects that advance key technologies, including fibre and 5G, to ensure customers across the province have access to fast and reliable connectivity.

Through SaskEnergy, the government invests $309 million in the province’s natural gas transmission and distribution systems. These investments ensure safe, reliable and affordable natural gas services for customers. Work to serve SaskPower’s Aspen Power Plant located northwest of Lanigan is forecast to be completed in 2026-27, ending one of the largest customer connection projects in recent company history.

Saskatchewan’s Tax Expenditures | 2026-27 Budget	53

Borrowing and Debt

The Province of Saskatchewan’s gross debt consists of:

•	Government Service Organization (GSO) debt or taxpayer-supported debt – all debt of government entities other than Government Business Enterprise debt; and,

•	Government Business Enterprise (GBE) debt or self-supported debt – amounts borrowed by self-sufficient government-controlled entities.

GSOs are entities controlled by the government, other than those designated as GBEs or partnerships. GSO debt includes operating debt of the General Revenue Fund (GRF), debt to fund the Saskatchewan Capital Plan and debt of other smaller GSOs.

GBEs are entities that have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed by, or specifically for, these entities are classified separately because they are expected to be repaid from revenues generated by these business enterprises.

At March 31, 2026, gross debt is forecast to be $1.6 billion higher than budgeted, primarily due to increased operating borrowing required to fund the deficit and increased borrowing for GBEs due to a decrease in net income and changes in the timing of capital project spending.

Gross debt is expected to increase by $3.6 billion during 2026-27 to fund the budgeted deficit and borrow for both the Saskatchewan Capital Plan and capital investment by GBEs.

Borrowing

Saskatchewan executes an annual borrowing program to fund infrastructure and Crown capital projects, refinance existing debt and cover budget shortfalls when necessary. While most of the government’s borrowing is undertaken in the Canadian capital markets, the Government of Saskatchewan has access to funding denominated in foreign currencies including the U.S. dollar, euro, British pound, Australian dollar and Swiss franc. Accessing foreign markets helps lower overall borrowing costs by attracting global investors to buy Saskatchewan’s bonds.

Virtually all borrowing is done by the GRF. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.

The GRF’s 2026-27 borrowing requirements are estimated to be $5.3 billion.

Gross debt

For the year ended March 31

	Budget	Forecast	2026-27		Budget
(millions of dollars)	2026	2026	Borrowing	Repayments	2027

General Revenue Fund - operating	7,463.9	8,463.9	2,725.0	(1,575.0)	9,613.9
Saskatchewan Capital Plan	15,791.1	15,726.3	1,300.0	–	17,026.3
Other Government Service Organizations	203.8	200.7	–	(18.7)	182.0

Taxpayer-supported debt	23,458.8	24,390.9	4,025.0	(1,593.7)	26,822.2
Government Business Enterprises	14,873.3	15,514.2	1,310.5	(128.3)	16,696.4
Self-supported debt	14,873.3	15,514.2	1,310.5	(128.3)	16,696.4

Total	38,332.1	39,905.1	5,335.5	(1,722.0)	43,518.6

54	2026-27 Budget | Borrowing and Debt

Borrowing requirements

(millions of dollars)	Budget 2025-26	Forecast 2025-26	Budget 2026-27

Refinancing	1,498.5	1,485.7	1,683.7

New taxpayer-supported borrowing	1,769.3	2,704.5	2,450.0

New self-supported borrowing	775.6	1,648.6	1,201.8

Total	4,043.4	5,838.8	5,335.5

Sources of borrowing

(millions of dollars)	Budget 2025-26	Forecast 2025-26	Budget 2026-27

Short-term borrowing	124.1	836.3	500.0

Long-term borrowing	3,919.3	5,002.5	4,835.5

Total	4,043.4	5,838.8	5,335.5

Chart 1: Debt outstanding by currency

Sinking funds

Sinking funds are monies set aside for the orderly retirement of a portion of the government’s debt. Funds are invested in high-quality government and corporate bonds. Sinking funds are reported as an asset on the Statement of Financial Position.

At March 31, 2026, sinking funds are forecast at $3.7 billion, in line with budget expectations.

For 2026-27, sinking funds are expected to increase by $482 million to $4.2 billion.

In addition to sinking fund assets, the government also manages the Small Modular Reactor Investment Fund, comprised of funds set aside for capital requirements related to the province’s electricity transition. It is expected this fund will reach $932 million at March 31, 2027.

Borrowing and Debt | 2026-27 Budget	55

Sinking funds

For the year ended March 31

	Budget 2026	Forecast 2026	2026-27			Budget 2027
(millions of dollars)			Contributions	Earnings	Redemptions

Government Service Organizations	2,280.9	2,299.2	337.6	81.8	(141.5)	2,577.1

Government Business Enterprises	1,450.0	1,439.4	153.2	55.2	(3.9)	1,643.9

Total	3,730.9	3,738.6	490.8	137.0	(145.4)	4,221.0

Medium term outlook

Taxpayer-supported debt is expected to increase over the medium term due to borrowing for operations and the Saskatchewan Capital Plan. Self-supported debt is expected to increase over the medium term due to planned capital spending by GBEs.

Sinking funds designated for the repayment of taxpayer-supported debt and self-supported debt are estimated to reach $3.6 billion and $2.3 billion, respectively, over the medium term.

Chart 2: Combined sinking funds

As at March 31

b–budget, f–forecast

Chart 3: Gross taxpayer-supported debt

As at March 31

b–budget, f–forecast

56	2026-27 Budget | Borrowing and Debt

Chart 4: Gross self-supported debt

As at March 31

b–budget, f–forecast

Financing charges

Financing charges include costs related primarily to taxpayer-supported debt, including interest as well as amortization of premiums, discounts and commissions. They also include interest associated with pension liabilities.

Financing charges in 2025-26 are forecast to be slightly higher than budgeted, primarily due to the early execution of the borrowing plan. The increase was partially offset by higher investment income resulting from the higher cash balances. Financing charges in

2026-27 are expected to increase from 2025-26 due to interest on new debt issuance as well as higher interest rates on refinanced debt.

Financing charges for 2026-27 assume interest rates of 2.5 per cent for new short-term borrowing and 4.5 per cent for new long-term borrowing. A pension valuation rate of 3.4 per cent has been assumed for pension liabilities. A one percentage point increase in interest rates from levels assumed in the budget would increase financing charges in 2026-27 by approximately $40 million.

Financing charges

(millions of dollars)	Budget 2025-26	Forecast 2025-26	Budget 2026-27

General Revenue Fund	868.1	873.5	1,046.1

Less: Interest paid between government entities	(35.3)	(36.9)	(50.3)

	832.8	836.6	995.8

Pension liabilities	180.1	184.0	179.1

Other GSOs	45.6	44.2	44.2

Total[1]	1,058.5	1,064.8	1,219.1

1 Financing charges do not include amounts pertaining to GBE-specific debt. These amounts are reflected in net income from GBEs.

Borrowing and Debt | 2026-27 Budget	57

Credit ratings

The Government of Saskatchewan receives credit ratings from three major credit rating agencies: Moody’s Investors Service (Moody’s), S&P Global (S&P) and Morningstar DBRS (MDBRS).

A credit rating is an important indication of a government’s fiscal health, as it represents an assessment of its ability to repay its debt. Saskatchewan’s credit rating is the strongest among Canadian provinces.

Credit ratings of Canadian provinces

(February 2026)

JURISDICTION	MOODY’S	S&P	MDBRS
British Columbia	Aa1**	A+**	AA(high)**
Alberta	Aa2	AA-	AA
Saskatchewan	Aa11	AA2	AA(low)[3]
Manitoba	Aa2	A+	A(high)
Ontario	Aa3	AA-	AA
Quebec	Aa2	A+	AA(low)
New Brunswick	Aa1	A+	A(high)
Nova Scotia	Aa2	A+**	A(high)
Prince Edward Island	Aa2	A	A
Newfoundland & Labrador	A1	A	A

1 Last rating change on May 21, 2021.

2 Last rating change on June 21, 2017.

3 Last rating change on June 18, 2020.

* positive outlook

** negative outlook

58	2026-27 Budget | Budget Borrowing and Debt

2026 Intercity Comparison of Taxes,

Utilities and Housing

Introduction

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to quality health care, education and social services is key to the overall quality of life.

Other important factors affecting quality of life are the level of taxation, cost of utilities and auto insurance, and household costs for rent and mortgages. Calculating the combined cost of provincial taxes, utilities and housing is a reliable way of comparing the affordability of living in different parts of Canada.

For the purposes of such a comparison, the total cost of taxes, utilities and housing for representative families and individuals living in Regina has been compared to other major cities across the country.

The provincial taxes, utilities and housing costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	A single person, living in rental accommodation, with an annual income of $40,000;

•	A family of two adults and two dependent children, owning its own home, with an annual family income of $75,000;

•	A family of two adults and two dependent children, owning its own home, with an annual family income of $100,000; and,

•	A family of two adults and two dependent children, owning its own home, with an annual family income of $125,000.

Saskatchewan’s ranking for 2026

Overall, Saskatchewan (as represented by Regina’s relative comparison to major cities across Canada) is the most affordable jurisdiction in the country for a family of four across each family income profile.

A single person with a modest income level also ranks favourably when compared to other cities across Canada. As the third most affordable jurisdiction in the country, the ranking represents only two per cent difference (or $452) when compared to the most affordable jurisdiction.

Taxation

In 2026, Saskatchewan individuals and families will pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a ranking among the lowest in Canada for all four situations.

•	A single person earning $40,000 will pay $2,458 in total provincial taxes;

•	A two-income family earning $75,000 will pay $3,054 in total provincial taxes;

•	A two-income family earning $100,000 will pay $5,968 in total provincial taxes; and,

•	A two-income family earning $125,000 will pay $9,031 in total provincial taxes.

Taxation and utilities

Regina compares favourably with other cities in Canada for provincial taxes and utilities. For a single person and the representative family situations, Regina again ranks among the lowest overall for combined taxes and utilities of the 10 cities surveyed.

2026 Intercity Comparison of Taxes, Utilities and Housing | 2026-27 Budget	59

Housing/rent comparison

Regina ranks favourably when comparing housing affordability and apartment rental rates. For the cities surveyed, Regina has the third-lowest total mortgage costs and property taxes associated with owning a home. As well, Regina has the sixth-lowest overall rental costs associated with average one-bedroom apartments.

Combined taxation, utilities and housing

When the combined taxes, utilities and housing costs of the representative families are considered, Regina compares favourably with other Canadian cities. It ranks as the third most affordable city for a single person with a modest income level, and the most affordable jurisdiction in the country for a family of four at each of the family incomes profiled.

Other provincial tax affordability measures

The Saskatchewan Affordability Act increased the basic personal exemption, spousal and equivalent-to-spouse exemption, dependent child exemption and senior supplementary amounts by $500 in 2025. These tax credits will be increased by the same amount in each of the next three taxation years (2026, 2027 and 2028). This is over and above the annual indexation increases to these credit amounts. This is in addition to the Saskatchewan Low-Income Tax Credit, which was increased by five per cent in 2025. The low-Income tax credit will be enhanced by another five per cent in 2026, followed by annual five per cent increases for the next two years. These increases are in addition to the annual indexation increases.

Saskatchewan residents will pay less taxes as a result of increased personal income tax credits. When compared to previous years, indexation and the enhanced personal tax credits will decrease provincial income taxes for a single person and representative families in 2026 and beyond.

Other housing-related affordability measures

Saskatchewan also compares favourably with respect to housing affordability measures that are not presented in the comparative tables, as they are associated with upfront home purchases or renovation costs. These measures include the following:

•	Saskatchewan has the second-lowest land transfer tax/registration fees paid by the buyer of a property.

•

The Saskatchewan First-Time Homebuyers’ Tax Credit provides a non-refundable income tax credit of up to $1,575 to eligible taxpayers on qualified homes. Only Quebec offers a similar tax credit among the provinces.

•

The Saskatchewan Home Renovation Tax Credit, which allows homeowners to claim a non-refundable tax credit at a rate of 10.5 per cent on eligible expenses on their primary residence. The maximum annual eligible claim amount for homeowners is $4,000 in eligible expenses, with an additional claim amount of $1,000 for seniors.

60	2026-27 Budget | 2026 Intercity Comparison of Taxes, Utilities and Housing

2026 Intercity comparison of taxes, utilities and housing

Single person with $40,000 total income

(Values in dollars)

							Saint		Charlotte-
	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	John	Halifax	town	St. John’s

Provincial taxes

Provincial income tax	1,151	1,153	1,764	2,311	1,221	2,002	2,053	2,774	2,348	2,261

Tax credits and rebates	0	0	(414)	0	(567)	(1,256)	(200)	0	(160)	(520)

Health premiums	0	0	0	0	450	766	0	0	0	0

Sales tax	802	0	958	987	1,319	1,644	1,648	1,483	1,648	1,648

Gasoline tax	314	130	150	125	90	222	189	192	125	112

Total provincial taxes	2,267	1,283	2,458	3,423	2,513	3,378	3,690	4,449	3,961	3,501

Household utility costs

Electricity*	613	1,242	1,043	568	792	482	880	1,077	1,002	911

Cellular	975	975	975	975	975	840	975	975	975	975

Auto insurance	1,998	3,609	1,250	1,294	4,187	2,470	2,453	2,490	1,711	2,340

Total household utility costs	3,586	5,826	3,268	2,837	5,954	3,792	4,308	4,542	3,688	4,226

Total taxes and utilities	5,853	7,109	5,726	6,260	8,467	7,170	7,998	8,991	7,649	7,727

Housing costs

Rent	21,672	18,984	14,856	14,784	21,132	13,572	12,132	18,480	12,792	13,032

Total taxes, utilities and housing	27,525	26,093	20,582	21,044	29,599	20,742	20,130	27,471	20,441	20,759

Ranking	9	7	3	6	10	4	1	8	2	5

* Saskatchewan electricity costs include estimated savings of $49 per residential ratepayer from the removal of the federal carbon tax charge from electricity bills effective April 1, 2025.

2026 Intercity comparison of taxes, utilities and housing

Family with $75,000 total income

(Values in dollars)

							Saint		Charlotte-
	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	John	Halifax	town	St. John’s

Provincial taxes

Provincial income tax	1,515	1,695	972	3,419	941	3,154	3,704	4,631	3,929	3,878

Tax credits and rebates	(1,525)	0	(263)	0	(1,823)	(5,806)	(60)	0	(480)	0

Health premiums	0	0	0	0	750	1,532	0	0	0	0

Sales tax	1,857	0	2,045	2,162	3,022	3,767	3,777	3,399	3,777	3,777

Gasoline tax	628	260	300	250	180	444	378	384	250	224

Total provincial taxes	2,475	1,955	3,054	5,831	3,070	3,091	7,799	8,414	7,476	7,879

Household utility costs

Home heating	1,286	912	921	714	999	1,732	2,386	2,541	2,989	3,292

Electricity*	1,019	1,864	1,566	913	1,099	723	1,345	1,727	1,544	1,467

Cellular	975	975	975	975	975	840	975	975	975	975

Auto insurance	1,998	3,609	1,250	1,294	4,187	2,470	2,453	2,490	1,711	2,340

Total household utility costs	5,278	7,360	4,712	3,896	7,260	5,765	7,159	7,733	7,219	8,074

Total taxes and utilities	7,753	9,315	7,766	9,727	10,330	8,856	14,958	16,147	14,695	15,953

Housing costs

Mortgage costs	64,232	30,312	16,414	16,909	52,644	27,942	11,400	22,422	20,157	14,907

Property taxes	5,339	4,996	5,208	5,590	10,586	4,925	4,712	7,157	8,976	4,307

Total housing costs	69,571	35,308	21,622	22,499	63,230	32,867	16,112	29,579	29,133	19,214

Total taxes, utilities and housing	77,324	44,623	29,388	32,226	73,560	41,723	31,070	45,726	43,828	35,167

Ranking	10	7	1	3	9	5	2	8	6	4

* Saskatchewan electricity costs include estimated savings of $86 per residential ratepayer from the removal of the federal carbon tax charge from electricity bills effective April 1, 2025.

2026 Intercity Comparison of Taxes, Utilities and Housing | 2026-27 Budget	61

2026 Intercity comparison of taxes, utilities and housing

Family with $100,000 total income

(Values in dollars)

							Saint		Charlotte-
	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	John	Halifax	town	St. John’s

Provincial taxes

Provincial income tax	3,295	3,544	3,507	6,314	3,309	6,388	6,228	7,956	6,841	6,758

Tax credits and rebates	(1,304)	0	0	0	(906)	(4,806)	0	0	0	0

Health premiums	0	0	0	0	960	1,532	0	0	0	0

Sales tax	1,917	0	2,161	2,291	3,209	4,001	4,011	3,610	4,011	4,011

Gasoline tax	628	260	300	250	180	444	378	384	250	224

Total provincial taxes	4,536	3,804	5,968	8,855	6,752	7,559	10,617	11,950	11,102	10,993

Household utility costs

Home heating	1,286	912	921	714	999	1,732	2,386	2,541	2,989	3,292

Electricity*	1,019	1,864	1,566	913	1,099	723	1,345	1,727	1,544	1,467

Cellular	975	975	975	975	975	840	975	975	975	975

Auto insurance	1,998	3,609	1,250	1,294	4,187	2,470	2,453	2,490	1,711	2,340

Total household utility costs	5,278	7,360	4,712	3,896	7,260	5,765	7,159	7,733	7,219	8,074

Total taxes and utilities	9,814	11,164	10,680	12,751	14,012	13,324	17,776	19,683	18,321	19,067

Housing costs

Mortgage costs	64,232	30,312	16,414	16,909	52,644	27,942	11,400	22,422	20,157	14,907

Property taxes	5,339	4,996	5,208	5,590	10,586	4,925	4,712	7,157	8,976	4,307

Total housing costs	69,571	35,308	21,622	22,499	63,230	32,867	16,112	29,579	29,133	19,214

Total taxes, utilities and housing	79,385	46,472	32,302	35,250	77,242	46,191	33,888	49,262	47,454	38,281

Ranking	10	6	1	3	9	5	2	8	7	4

* Saskatchewan electricity costs include estimated savings of $86 per residential ratepayer from the removal of the federal carbon tax charge from electricity bills effective April 1, 2025.

2026 Intercity comparison of taxes, utilities and housing

Family with $125,000 total income

(Values in dollars)

							Saint		Charlotte-
	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	John	Halifax	town	St. John’s

Provincial taxes

Provincial income tax	5,034	5,678	6,246	9,261	5,263	9,941	9,102	11,761	10,328	9,783

Tax credits and rebates	(304)	0	0	0	(450)	(3,806)	0	0	0	0

Health premiums	0	0	0	0	1,200	1,532	0	0	0	0

Sales tax	2,205	0	2,485	2,635	2,690	4,601	4,613	4,152	4,613	4,613

Gasoline tax	628	260	300	250	180	444	378	384	250	224

Total provincial taxes	7,563	5,938	9,031	12,146	8,883	12,712	14,093	16,297	15,191	14,620

Household utility costs

Home heating	1,286	912	921	714	999	1,732	2,386	2,541	2,989	3,292

Electricity*	1,019	1,864	1,566	913	1,099	723	1,345	1,727	1,544	1,467

Cellular	975	975	975	975	975	840	975	975	975	975

Auto insurance	1,998	3,609	1,250	1,294	4,187	2,470	2,453	2,490	1,711	2,340

Total household utility costs	5,278	7,360	4,712	3,896	7,260	5,765	7,159	7,733	7,219	8,074

Total taxes and utilities	12,841	13,298	13,743	16,042	16,143	18,477	21,252	24,030	22,410	22,694

Housing costs

Mortgage costs	64,232	30,312	16,414	16,909	52,644	27,942	11,400	22,422	20,157	14,907

Property taxes	5,339	4,996	5,208	5,590	10,586	4,925	4,712	7,157	8,976	4,307

Total housing costs	69,571	35,308	21,622	22,499	63,230	32,867	16,112	29,579	29,133	19,214

Total taxes, utilities and housing	82,412	48,606	35,365	38,541	79,373	51,344	37,364	53,609	51,543	41,908

Ranking	10	5	1	3	9	6	2	8	7	4

* Saskatchewan electricity costs include estimated savings of $86 per residential ratepayer from the removal of the federal carbon tax charge from electricity bills effective April 1, 2025.

62	2026-27 Budget | 2026 Intercity Comparison of Taxes, Utilities and Housing

Methodologies

Tax estimates are calculated for the 2026 calendar year using known changes as of February 13, 2026. Household charges for the basic utility services (electricity, home heating, cellular plans and auto insurance) represent a cost comparison of the actual utility rates for the 2025 calendar year. This methodology has been chosen for the sake of certainty in citing utility costs. The utility figures exclude federal goods and services tax, provincial sales taxes and municipal taxes and surcharges. Utility figures are net of provincial rebate programs.

Provincial income tax is calculated based on the income level for each representative family situation. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages six and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Quebec personal income tax has been reduced by the Quebec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax credits and rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of sales taxes.

Health premiums are annual premiums for hospital insurance and medical services.

Sales tax is based upon average family expenditure baskets at the total income levels from the Statistics Canada 2023 Survey of Household Spending. The survey data has been adjusted to incorporate the impact of inflation to present estimated 2026 sales tax figures. The sales tax base in each province is identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The sales tax in each province is then estimated based on taxable expenditures.

Gasoline tax is based on annual consumption of 1,000 litres by a single person and 2,000 litres for families. Figures include charges levied by transit commissions, as well as provincial carbon taxes applied to the purchase of gasoline.

Home heating charges are based on an annual consumption level of 2,535 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for renters and 8,100 kWh for homeowners.

Cellular plan charges are the rates for a 75 GB wireless plan. Device purchases are not included.

Auto insurance comparison determines how much the same driver would pay for auto insurance (collision and comprehensive deductibles of $500 and a third-party liability limit of $2 million) if they had the same vehicle, same driving record and same claims history in each jurisdiction, as determined by the external study Canadian Private Passenger Vehicle Insurance Rate Comparisons by Ernst & Young and adjusted based on publicly available rate change information since the most recent version of the Ernst & Young report (September 2022).

The annual cost is based on an index of rates for locations across Canada, using the top insurers in each province. Vehicles included in the index are primarily those with the highest number of registrations in Saskatchewan, Manitoba or British Columbia, as the report was commissioned in collaboration with Manitoba Public Insurance and the Insurance Corporation of British Columbia.

2026 Intercity Comparison of Taxes, Utilities and Housing | 2026-27 Budget	63

Saskatchewan Government Insurance does not have access to directly comparable auto insurance rate information for Quebec. A secondary aggregator was therefore used to calculate average auto insurance rates for Quebec (as of March 2021).

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, 2025.

Property taxes estimation methodology for cities has been revised to enhance comparability and consistency across jurisdictions. The updated approach applies median single-family detached home prices sourced from the Royal LePage Survey to the corresponding online property tax calculator, reflecting all applicable provincial, municipal, education and library taxes.

The previous methodology relied on benchmark bungalow resale prices from the City of Calgary’s Residential Property Taxes and Utility Charges Survey which is no longer being produced.

Mortgage costs are based on median home prices for a single-family detached home, from the Royal LePage Third Quarter 2025 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 5.8 per cent. The chart below presents the home prices that have been incorporated into the mortgage cost calculations.

Chart 1: Median home prices

64	2026-27 Budget | 2026 Intercity Comparison of Taxes, Utilities and Housing

2025-26 Budget Update Third Quarter

Overview

At third quarter, a deficit of $1.2 billion is forecast, compared to a forecasted surplus of $12 million in the 2025-26 Budget.

Total revenue is forecast to decrease by $253 million from budget, primarily reflecting the provision of affordability relief by removing the collection of the federal carbon tax rate rider from SaskPower customer bills.

Total expenses are projected to rise by $970 million, reflecting significant wildfire response activities and increased human services demands.

Total gross debt is forecast to increase by $1.6 billion by March 31, 2026, compared to budget. Details are provided in the Borrowing and Debt section.

2025-26 Budget update – third quarter (Q3)

	Actual	Budget	Mid-Year	Forecast	Q3 Change From
(millions of dollars)	2024-25	2025-26	2025-26	2025-26	Budget	Mid-Year

Revenue

Taxation	9,923.0	10,449.5	10,415.1	10,296.3	(153.2)	(118.8)

Non-renewable resources	2,573.7	2,699.4	2,606.1	2,692.2	(7.2)	86.1

GBE net income	784.6	705.2	513.2	349.4	(355.8)	(163.8)

Other own-source	3,782.5	3,265.0	3,393.7	3,448.1	183.1	54.4

Federal transfers	3,792.3	3,937.0	4,209.6	4,017.5	80.5	(192.1)

Total Revenue	20,856.0	21,056.1	21,137.7	20,803.5	(252.6)	(334.2)

Expense

Agriculture	1,762.6	1,597.6	1,394.9	1,317.5	(280.1)	(77.4)

Community development	828.4	858.4	869.9	856.7	(1.7)	(13.2)

Economic development	361.7	351.9	353.3	547.3	195.4	194.0

Education	4,374.8	4,428.1	4,450.6	4,531.6	103.5	81.0

Environment and natural resources	553.4	448.6	465.4	464.3	15.7	(1.1)

Financing charges	950.5	1,058.5	1,067.5	1,064.8	6.3	(2.7)

General government	589.9	642.2	715.9	698.7	56.5	(17.2)

Health	8,009.5	8,004.9	8,254.9	8,395.8	390.9	140.9

Protection of persons and property	1,166.7	1,094.8	1,433.8	1,486.5	391.7	52.7

Social services and assistance	1,807.1	1,842.2	1,842.2	1,919.9	77.7	77.7

Transportation	700.2	716.7	716.7	730.9	14.2	14.2

Total Expense	21,104.8	21,043.9	21,565.1	22,014.0	970.1	448.9

Surplus (Deficit)	(248.9)	12.2	(427.4)	(1,210.5)	(1,222.7)	(783.1)

Totals may not add due to rounding.

2025-26 Budget Update Third Quarter | 2026-27 Budget	65

Revenue update

At third quarter, total revenue is now forecast at $20.8 billion for 2025-26, a decrease of $253 million (1.2 per cent) from budget. Notable changes from budget are outlined below.

Taxation

Taxation revenue is projected to decline by $153 million compared to budget.

Personal income tax is projected to decrease $63 million compared to budget largely due to lower-than-anticipated wage and compensation growth.

Provincial sales tax (PST) is forecast to decrease $40 million from budget due to lower-than-anticipated consumption. However, despite being lower than forecast at budget, PST revenue in 2025-26 is expected to increase by 4.8 per cent compared to 2024-25 year-end actuals.

Non-renewable resource revenue

Non-renewable resource revenue is forecast to decrease $7 million from budget.

At third quarter, oil and natural gas revenue is forecast to be $239 million lower than budget, primarily due to a decrease in global oil prices and lower-than-anticipated production due to the temporary shutdown of a major facility.

Uranium revenue is forecast to be $35 million lower than budget, primarily due to higher-than-expected mine capital costs, which lowers revenue from royalties.

Offsetting the majority of the oil and uranium revenue decreases, potash revenue is projected to be $211 million higher than budget, primarily due to an increase in realized potash prices.

2025-26 Non-renewable resources forecast assumptions

	Actual	Budget	Mid-Year	Forecast	Q3 Change From
	2024-25	2025-26	2025-26	2025-26	Budget	Mid-Year

Oil

WTI oil price (US$/barrel)	74.49	71.00	62.13	61.69	(9.31)	(0.44)

Light-heavy differential (% of WTI)	14.0	15.0	13.2	13.7	(1.3)	0.5

Well-head oil price (C$/barrel)[1]	82.21	80.09	66.81	66.35	(13.74)	(0.46)

Oil production (million barrels)	163.1	166.9	159.3	160.3	(6.6)	1.0

Potash

Potash price (netback, US$/KCl tonne)	233	239	269	271	32	2

Potash sales (million KCl tonnes)	24.9	24.9	24.9	25.1	0.2	0.2

Uranium

Uranium price (realized, US$/U3O8 pound)	54.75	57.11	59.09	59.56	2.45	0.47

Uranium sales (kt U3O8)[2]	16.1	17.4	16.3	17.2	(0.2)	0.9

Currency

Canadian dollar (US cents)	71.9	70.4	72.7	72.0	1.6	(0.8)

1 The average price per barrel of Saskatchewan light, medium and heavy oil.

2 Uranium sales are estimated in kilotonnes (kt), the conversion rate is 1 kt : 2,204,600 pounds.

66	2026-27 Budget | 2025-26 Budget Update Third Quarter

Net income from Government Business Enterprises (GBE)

Net income from GBEs is forecast to decrease $356 million from budget, primarily reflecting the following changes:

•	$313 million decrease at SaskPower, primarily due to the removal of the federal carbon tax rate rider from customer bills providing significant affordability relief to all customers; and,

•	$168 million decrease in consolidation adjustments.

These gains are partially offset by an $89 million improvement in the Saskatchewan Auto Fund’s net income, due to lower customer claims and higher investment returns.

Other own-source revenue

Other own-source revenue is projected to increase $183 million from budget, largely due to:

•

$70 million increase in fee revenue, mainly driven by increased interprovincial billing and supportive care fees in the health care sector and higher rental revenue collection in social housing due to higher occupancy rates;

•	$60 million increase in miscellaneous revenue, primarily reflecting higher gaming revenue transfers, which have corresponding increases in gaming agreement-related expenses; and,

•	$46 million increase in the Output-Based Performance Standards Program due to compliance payments being higher than anticipated.

Federal transfers

Transfers from the federal government are forecast to increase $81 million from budget, due mainly to increased federal contributions related to the Provincial Disaster Assistance Program and AgriStability. Also, national population revisions led to higher allocations for Saskatchewan under the Canada Health Transfer and Canada Social Transfer.

These gains were partially offset by a decrease of $172 million for the federal-provincial cost-sharing agreement for remediation of the Gunnar Mine site, which remains subject to litigation.

Expense update

At third quarter, total expense is forecast to be $22.0 billion in 2025-26, an increase of $970 million (4.6 per cent) from budget. Notable changes in expense themes from budget are described below.

Protection of persons and property is up $392 million, largely due to wildfire and evacuation activities across the province and increased expenditures for custody services.

Health is up $391 million from budget due to utilization pressures across the system, including hospital services, cancer care, IT, and physician and medical services.

Economic development is $195 million higher than budget, primarily due to a $187 million grant provided to SaskPower to support affordability relief for customers.

Education is up $104 million, mainly due to the settlement of the Île-à-la-Crosse School lawsuit and an increase in pension expense as a result of actuarial adjustments.

2025-26 Budget Update Third Quarter | 2026-27 Budget	67

Social services and assistance is up $78 million, largely attributable to higher cost-per-case in private treatment and extended family care, higher-than-budgeted utilization of income supports, and increased utilization within the Autism Spectrum Disorder program.

General government is up $57 million, primarily due to an increase in pension expense due to actuarial adjustments to mortality assumptions.

Environment and natural resources is $16 million higher than budget, primarily due to increased activity related to the Oil and Gas Orphan Fund and a higher-than-anticipated liability related to the Fuel Charge on residential home heating.

Transportation is up $14 million, largely due to higher-than-budgeted winter maintenance costs for snow and ice control.

Financing charges is up $6 million, largely attributable to higher pension liability balances and increased borrowing.

Agriculture is down $280 million from budget, primarily due to lower-than-budgeted crop insurance indemnities due to improved crop yield and fewer claims, partially offset by higher AgriStability benefits paid.

Community development is down $2 million, mainly due to delays in construction of major municipal projects, but this is partially offset by higher gaming-agreement expenses.

68	2026-27 Budget | 2025-26 Budget Update Third Quarter

Government of Saskatchewan

Budget

For the year ended March 31

(millions of dollars)

	Budget 2026-27	Forecast 2025-26	Budget 2025-26

Revenue

Taxation	10,693.2	10,296.3	10,449.5

Non-renewable resources	2,567.5	2,692.2	2,699.4

Net income from government business enterprises	642.9	349.4	705.2

Other own-source	3,345.7	3,448.1	3,265.0

Transfers from the federal government	4,167.6	4,017.5	3,937.0

Total Revenue	21,416.9	20,803.5	21,056.1

Expense

Agriculture	1,687.1	1,317.5	1,597.6

Community development	902.0	856.7	858.4

Economic development	548.8	547.3	351.9

Education	4,649.3	4,531.6	4,428.1

Environment and natural resources	247.7	464.3	448.6

Financing charges	1,219.1	1,064.8	1,058.5

General government	716.1	698.7	642.2

Health	8,420.6	8,395.8	8,004.9

Protection of persons and property	1,168.0	1,486.5	1,094.8

Social services and assistance	1,929.3	1,919.9	1,842.2

Transportation	748.3	730.9	716.7

Total Expense	22,236.3	22,014.0	21,043.9

Operating (Deficit) Surplus	(819.4)	(1,210.5)	12.2

Totals may not add due to rounding.

Financial Tables | 2026-27 Budget	69

Government of Saskatchewan

Statement of Accumulated Operating Deficit

For the year ended March 31

(millions of dollars)

	Budget 2026-27	Forecast 2025-26	Budget 2025-26

Accumulated operating deficit, beginning of year[1]	(3,026.4)	(1,664.4)	(2,076.2)

Adjustment to accumulated operating deficit[2]	–	(151.5)	(151.5)

Operating (deficit) surplus	(819.4)	(1,210.5)	12.2

Accumulated Operating Deficit, End of Year	(3,845.8)	(3,026.4)	(2,215.5)

Totals may not add due to rounding.

1 Forecast 2025-26 reports accumulated operating deficit as at March 31, 2025, as reported in the 2024-25 Summary Financial Statements.

2 Adjustment to accumulated operating deficit, beginning of year is the result of a change in accounting policy.

Government of Saskatchewan

Statement of Change in Net Debt

For the year ended March 31

(millions of dollars)

	Budget 2026-27	Forecast 2025-26	Budget 2025-26

Operating (Deficit) Surplus	(819.4)	(1,210.5)	12.2

Acquisition of Government Service Organization capital assets	(1,692.8)	(1,803.2)	(1,832.9)

Amortization of Government Service Organization capital assets[1]	756.2	724.9	777.2

Increase in Net Debt from Operations	(1,756.0)	(2,288.8)	(1,043.5)

Adjustment to accumulated operating deficit[2]	–	(151.5)	(151.5)

Adjustment to net debt[3]	228.9	–	–

Net remeasurement loss	(128.0)	–	(144.0)

Increase in Net Debt	(1,655.1)	(2,440.3)	(1,339.0)

Net debt, beginning of year[4]	(18,067.8)	(15,627.5)	(15,988.3)

Net Debt, End of Year	(19,722.9)	(18,067.8)	(17,327.3)

Totals may not add due to rounding.

1 Includes disposals and in year adjustments.

2 Adjustment to accumulated operating deficit, beginning of year is the result of a change in accounting policy.

3 Adjustment to net debt is the result of changes in accounting standards.

4 Forecast 2025-26 reports net debt as at March 31, 2025, as reported in the 2024-25 Summary Financial Statements.

70	2026-27 Budget | Financial Tables

Government of Saskatchewan

Schedule of Pension Liabilities

As at March 31

(millions of dollars)

	Budget 2026-27	Forecast 2025-26	Budget 2025-26

Pension liabilities, beginning of year[1]	5,693.1	5,943.5	5,939.5

Adjustment to account for pension costs on an accrual basis	(284.7)	(250.4)	(361.9)

Pension Liabilities, End of Year	5,408.4	5,693.1	5,577.6

Totals may not add due to rounding.

1 Forecast 2025-26 reports pension liabilities as at March 31, 2025, as reported in the 2024-25 Summary Financial Statements.

Government of Saskatchewan

Schedule of Capital Assets

As at March 31

(millions of dollars)

	Government Service Organizations	Government Business Enterprises	Total Capital Assets

Opening Net Book Value[1]	13,754.5	19,429.2	33,183.7

2025-26 Forecast

Additions[2]	1,803.2	2,851.2	4,654.4

Amortization[3]	(724.9)	(1,215.7)	(1,940.6)

Adjustment to opening[4]	(151.5)	–	(151.5)

Forecast Net Book Value, March 31, 2026	14,681.3	21,064.7	35,746.0

2026-27 Budget

Additions[2]	1,692.8	2,614.7	4,307.5

Amortization[3]	(756.2)	(1,265.2)	(2,021.4)

Adjustment to opening[4]	–	–	–

Budget Net Book Value, March 31, 2027	15,617.9	22,414.2	38,032.1

Totals may not add due to rounding.

1 Net book value as at March 31, 2025, as reported in the 2024-25 Summary Financial Statements.

2 Includes only capital assets acquired by government entities. Capital transfers provided to entities outside the government reporting entity are expensed.

3 Includes disposals and in year adjustments.

4 Adjustment to opening capital assets is the result of a change in accounting policy.

Financial Tables | 2026-27 Budget	71

Government of Saskatchewan

Schedule of Gross Debt1

As at March 31

(millions of dollars)

	2027			2026
	Budget General Debt2	Budget GBE Specific Debt	Budget Gross Debt	Forecast Gross Debt	Budget Gross Debt
Government Service Organization (GSO) Debt
General Revenue Fund
– operating	9,613.9	–	9,613.9	8,463.9	7,463.9
– Saskatchewan Capital Plan[3]	17,026.3	–	17,026.3	15,726.3	15,791.1
Boards of Education	81.9	–	81.9	93.4	94.0
Global Transportation Hub Authority	15.0	–	15.0	16.0	16.0
Health Sector Affiliates	1.1	–	1.1	2.1	3.4
Innovation Saskatchewan	49.7	–	49.7	50.6	50.6
Saskatchewan Health Authority	31.8	–	31.8	36.3	36.6
Other	2.5	–	2.5	2.3	3.2

Government Service Organization Debt	26,822.2	–	26,822.2	24,390.9	23,458.8
Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	–	–	–	19.0	19.0
Municipal Financing Corporation of Saskatchewan	100.0	259.2	359.2	359.2	369.2
Saskatchewan Power Corporation	750.0	11,039.1	11,789.1	10,739.1	10,077.1
Saskatchewan Telecommunications Holding Corporation	50.0	2,069.8	2,119.8	2,038.0	1,970.8
Saskatchewan Water Corporation	–	111.4	111.4	111.9	110.6
SaskEnergy Incorporated	75.0	2,241.9	2,316.9	2,247.0	2,326.6
Government Business Enterprise Debt[4]	975.0	15,721.4	16,696.4	15,514.2	14,873.3

Total	27,797.2	15,721.4	43,518.6	39,905.1	38,332.1

Guaranteed Debt[5]	75.0	–	75.0	7.0	75.0

Totals may not add due to rounding.

[1]

In the Summary Financial Statements, debt is presented in the Statement of Financial Position as gross debt net of any Government of Saskatchewan securities held as investments and adjusted for accumulated foreign exchange related to certain debt. For the purpose of the Budget, adjustments for Government of Saskatchewan securities and foreign exchange have not been included due to the difficulty in predicting the future value of these items.

[2]	General debt is issued by GSOs and includes issued amounts subsequently transferred to GBEs.
[3]	General Revenue Fund – Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[4]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

[5]	The table presents actual forecast guarantees only. Authorized guarantee limits remain at $75 million and $175 million for 2025–26 Q3 and 2026–27 Budget, respectively.

72	2026-27 Budget | Financial Tables

Government of Saskatchewan

Schedule of Revenue

For the year ended March 31

(millions of dollars)

	Budget 2026-27	Forecast 2025-26	Budget 2025-26
Own-Source
Taxation
Corporation income	1,649.4	1,658.5	1,658.5
Fuel	512.4	502.7	519.7
Personal income	3,432.1	3,319.5	3,382.1
Property	826.7	819.7	816.1
Provincial sales	3,548.7	3,291.3	3,331.3
Other taxation	723.9	704.6	741.8
Total Taxation	10,693.2	10,296.3	10,449.5
Non-Renewable Resources
Oil and natural gas	721.0	828.8	1,067.7
Potash	940.9	931.3	720.0
Resource surcharge	524.0	570.4	526.9
Uranium	275.8	255.7	290.2
Other non-renewable resources	105.8	106.0	94.6
Total Non-Renewable Resources	2,567.5	2,692.2	2,699.4
Net Income from Government Business Enterprises
Liquor and Gaming Authority	235.7	235.8	246.6
Lotteries and Gaming Saskatchewan	220.7	233.8	201.2
Municipal Financing Corporation of Saskatchewan	0.8	0.6	1.2
Saskatchewan Auto Fund	(242.5)	(141.8)	(230.8)
Saskatchewan Government Insurance	102.7	66.4	90.0
Saskatchewan Power Corporation	138.4	(186.6)	126.3
Saskatchewan Telecommunications Holding Corporation	78.8	100.6	116.6
Saskatchewan Water Corporation	7.4	7.9	6.0
Saskatchewan Workers’ Compensation Board	(52.5)	15.5	(10.9)
SaskEnergy Incorporated	181.9	68.8	42.5
Consolidation adjustments	(28.5)	(51.6)	116.5
Total Net Income from Government Business Enterprises	642.9	349.4	705.2
Other Own-Source
Fees	1,458.2	1,391.4	1,321.7
Insurance	513.0	545.0	553.6
Investment income	516.7	299.6	284.9
Output-based performance standards	110.1	477.7	431.5
Transfers from other governments	73.5	70.5	69.2
Miscellaneous	674.2	663.9	604.1
Total Other Own-Source	3,345.7	3,448.1	3,265.0
Total Own-Source	17,249.3	16,786.0	17,119.1
Transfers from the Federal Government
Canada Health Transfer	1,756.7	1,674.5	1,634.4
Canada Social Transfer	548.8	533.4	520.5
Other transfers	1,862.1	1,809.6	1,782.1
Total Transfers from the Federal Government	4,167.6	4,017.5	3,937.0
Total Revenue	21,416.9	20,803.5	21,056.1

Totals may not add due to rounding.

Financial Tables | 2026-27 Budget	73

Government of Saskatchewan

Small Modular Reactor Investment Fund

For the year ended March 31

(millions of dollers)

	Budget 2026-27	Forecast 2025-26	Budget 2025-26
Opening Balance[1]	909.0	580.9	584.4

Electricity Sector Revenues

Output-based performance standards (OBPS) electricity sector SaskPower corporation capital tax

SaskPower usage-based payments

Small modular reactor investment fund — Investment income[2],[3]

	– – – 23.0	384.5 71.0 30.3 17.0	346.6 60.8 31.4 21.0
Total Electricity Sector Revenues	23.0	502.8	459.8

Expense Clean electricity transition grant (EN19)	–	(174.7)	(174.7)
Closing Balance	932.0	909.0	869.5

Totals may not add due to rounding.

[1]	Opening balance as at March 31, 2025, as reported in the 2024-25 Summary Financial Statements.
[2]	The receipt of cash transfers to Small Modular Reactor Investment Fund can be delayed; therefore, creating a delay in the purchase of investment products and amount of investment income earned.
[3]	Assumes a 3.25 per cent return on investment.

74	2026-27 Budget | Financial Tables

Government of Saskatchewan

Glossary of Financial Terms

Accumulated (deficit) surplus

A measure that represents a government’s net economic resources. It is the difference between total assets and liabilities and is comprised of all the past operating surpluses (deficits) and remeasurement gains (losses).

Accumulated operating (deficit) surplus

The accumulation of all past operating surpluses or deficits plus any adjustments that were charged directly to the accumulated deficit.

Amortization

A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Budget

Government’s main financial plan that accounts for the full nature and extent of the planned financial activities of all entities in the government reporting entity.

Capital asset

An asset with physical substance held by the government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Consolidation

The method used to account for Government Service Organizations (GSOs). Financial accounts of the GSOs are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the adjusted amounts are combined with amounts for other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Debt

Obligations incurred through the issuance of debt instruments. Debt does not include other liabilities such as accounts payable or pension obligations. Terms used to describe debt include:

•	Gross debt: borrowings through the issuance of debt instruments such as promissory notes and debentures.

•	General debt: debt issued by any GSO that is not considered Government Business Enterprise (GBE)-specific debt.

•	GBE-specific debt:

–	Debt issued by GBEs; and,

–	Debt issued by the General Revenue Fund (GRF), specifically on behalf of a GBE where the GBE is obligated to repay the debt under identical terms and conditions as those applicable to the GRF.

•	Guaranteed debt: debt of others that the government has agreed to repay if the others default.

•	Self-supported (GBE) debt: debt borrowed for GBEs that is supported by commercial business operations.

•	Taxpayer-supported (GSO) debt: debt of government entities that are not GBEs.

Financing charges

Costs associated with general debt, pension liabilities, and obligations under long-term financing arrangements, such as public-private partnerships (P3s) and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees, and commissions.

Glossary of Financial Terms | 2026-27 Budget	75

General Revenue Fund (GRF)

The primary operational account for the government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed. The GRF is a GSO and is included in the government reporting entity.

Government Business Enterprise (GBE)

An entity that is controlled by the government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the budget using the modified equity method. Examples include the Saskatchewan Power Corporation and Workers’ Compensation Board.

Government reporting entity

A set of entities that are either controlled by the government (Government Service Organizations and Government Business Enterprises) or subject to shared control (partnerships). Trusts administered by the government are excluded from the government reporting entity.

Government Service Organization (GSO)

An entity that is controlled by the government, except those designated as GBEs or partnerships. GSOs are consolidated in the budget. Examples include the General Revenue Fund, Saskatchewan Health Authority, and boards of education.

Gross Domestic Product (GDP)

The standard measure of the overall size of an economy, GDP, is the value of all goods and services produced during a given period.

Modified equity

The method used to account for GBEs in the budget. The government’s share of GBE net earnings or losses is included in budgeted revenue. The government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net debt

The difference between liabilities and financial assets. Net debt represents the future revenue required to pay for past transactions or events.

Operating (deficit) surplus

A measure that represents the overall change in financial position for the period being reported on, excluding remeasurement gains and losses. It is the amount by which revenue exceeds expense (expense exceeds revenue) for a fiscal period.

Output-Based Performance Standards (OBPS)

The OBPS program requires regulated facilities to meet carbon emission reduction performance standards. Regulated emitters who exceed permitted emissions intensity levels are required to pay compliance fees, which are presented as OBPS revenue in the SFS.

Partnership

A contractual arrangement between the government and one or more partners outside the government reporting entity, where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the budget.

Pension liability

An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Proportionate consolidation

The method used to account for partnerships. Financial accounts of the partnership are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements. The government’s proportionate share of the adjusted amounts is combined with amounts for GSOs and other partnerships. Inter-entity balances and transactions are eliminated.

Public private partnership (P3)

A partnership arrangement in the form of a long-term performance-based agreement between the public sector and the private sector to deliver public infrastructure. The liabilities arising from P3 arrangements are classified as obligations under long-term financing arrangements.

Sinking funds

A fund established for the periodic repayment of debt.

76	2026-27 Budget | Glossary of Financial Terms